UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the Quarter Ended January 31, 2008

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

This report consists of (i) Condensed Consolidated Financial Statements, (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and nine months ended January 31, 2008 and 2007, and (iii) other information, and is being made pursuant to the Indenture, as amended, modified and supplemented, dated as of January 26, 2004, by and among New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries referred to therein as Guarantors, and The Bank of New York, as trustee, and other agreements applicable to ASAT Holdings Limited and its subsidiaries.

PART I - FINANCIAL INFORMATION

Item 1.	Financial Statements

	Condensed Consolidated Balance Sheets as of January 31, 2008 and April 30, 2007	1

	Condensed Consolidated Statements of Operations and Comprehensive Loss for the Three Months and Nine Months Ended January 31, 2008 and 2007	2

	Condensed Consolidated Statement of Shareholders’ Deficit for the Nine Months Ended January 31, 2008	3

	Condensed Consolidated Statements of Cash Flows for the Three Months and Nine Months Ended January 31, 2008 and 2007	4

	Notes to Condensed Consolidated Financial Statements	5

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Nine Months Ended January 31, 2008 and 2007	20

Item 3.	Quantitative and Qualitative Disclosures About Market Risk	34

Item 4.	Controls and Procedures	35

PART II – OTHER INFORMATION

Item 1.	Legal Proceedings	56

SIGNATURES		57

All financial information in this report on Form 6-K is in United States dollars, which are referred to as “Dollars” and “$”.

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JANUARY 31, 2008 AND APRIL 30, 2007

(In thousands)

	January 31, 2008	April 30, 2007
	$’000	$’000
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	12,264	7,325
Current portion of restricted cash (Note 7)	900	900
Accounts receivable, net (net of allowance for doubtful accounts of $949 and $660 at January 31, 2008 and April 30, 2007, respectively)	18,505	17,704
Inventories (Note 2)	15,599	13,270
Prepaid expenses and other current assets (Note 7)	6,679	5,171

Total current assets	53,947	44,370

Restricted cash, net of current portion (Note 7)	—	900
Property, plant and equipment, net (Note 3)	65,774	79,582
Deferred charges, net	6,980	5,277
Other non-current assets (Note 7)	5,761	5,008

Total assets	132,462	135,137

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term bank facilities (Note 11)	9,269	3,837
Accounts payable	29,005	25,926
Accrued liabilities and other payable (Note 1)	23,690	22,445
Amount due to QPL (Note 4)	4,312	2,532
Current portion of capital lease obligations (Note 7)	1,596	1,822

Total current liabilities	67,872	56,562

Other payable, net of current portion	—	2,086
Purchase money loan	9,323	8,249
9.25% senior notes due 2011	150,000	150,000
Capital lease obligations, net of current portion (Note 7)	48	758

Total liabilities	227,243	217,655

Series A Redeemable Convertible Preferred Shares	6,870	5,743

Commitments and contingencies (Note 8)
Shareholders’ deficit:
Ordinary shares ($0.01 par value)	7,382	7,114
Less: Repurchase of shares at par	(71)	(71)

	7,311	7,043
Additional paid-in capital	248,259	246,072
Accumulated deficit	(357,080)	(341,192)
Accumulated other comprehensive loss	(141)	(184)

Total shareholders’ deficit	(101,651)	(88,261)

Total liabilities and shareholders’ deficit	132,462	135,137

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE MONTHS AND NINE MONTHS ENDED JANUARY 31, 2008 AND 2007

(In thousands, except per share data)

(Unaudited)

	Three months ended		Nine months ended
	January 31, 2008	January 31, 2007	January 31, 2008	January 31, 2007
	$’000	$’000	$’000	$’000
Net sales	41,764	41,546	119,733	128,868
Cost of sales (Notes 2 and 4)	36,783	37,674	104,284	116,528

Gross profit	4,981	3,872	15,449	12,340

Operating expenses
—Selling, general and administrative	4,157	5,584	14,529	16,271
—Research and development	519	507	1,529	1,743
—Reorganization expenses (Note 5)	149	763	373	1,791
—Facilities and relocation charges (Note 6)	—	405	—	2,958

Total operating expenses	4,825	7,259	16,431	22,763

Income/(loss) from operations	156	(3,387)	(982)	(10,423)
Other (expense)/income, net	(111)	564	179	1,040
Interest expense:
—Amortization of deferred charges	(773)	(826)	(2,506)	(2,847)
—Third parties	(4,092)	(3,997)	(12,338)	(11,824)

Loss before income taxes	(4,820)	(7,646)	(15,647)	(24,054)
Income tax expense	(130)	—	(241)	—

Net loss	(4,950)	(7,646)	(15,888)	(24,054)
Other comprehensive loss:
Foreign currency translation	9	8	43	17

Comprehensive loss	(4,941)	(7,638)	(15,845)	(24,037)

Net loss applicable to ordinary shareholders:
Net loss	(4,950)	(7,646)	(15,888)	(24,054)
Preferred shares:
—Cumulative preferred share dividends	(507)	(502)	(1,521)	(1,493)
—Accretion of preferred shares	(411)	(319)	(1,158)	(893)

Net loss applicable to ordinary shareholders	(5,868)	(8,467)	(18,567)	(26,440)

Net loss per ADS:
Basic and diluted net loss per ADS (dollars per share)	$(0.12)	$(0.18)	$(0.39)	$(0.58)

Basic and diluted weighted average number of ADSs outstanding	48,723,339	46,382,458	47,844,936	45,934,113

Net loss per ordinary share:
Basic and diluted net loss per ordinary share (dollars per share)	$(0.01)	$(0.01)	$(0.03)	$(0.04)

Basic and diluted weighted average number of ordinary shares outstanding	730,850,088	695,736,872	717,674,034	689,011,691

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ DEFICIT

FOR THE NINE MONTHS ENDED JANUARY 31, 2008

(In thousands)

(Unaudited)

	Ordinary Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
	Shares	Amount
	’000	$’000	$’000	$’000	$’000	$’000
Balance as of May 1, 2007 (audited)	704,349	7,043	246,072	(341,192)	(184)	(88,261)
Net loss for the period	—	—	—	(15,888)	—	(15,888)
Translation adjustment	—	—	—	—	43	43
Exercise of warrants	35	—	—	—	—	—
Amortization of stock-based compensation	—	—	446	—	—	446
Issuance of warrants (note 10)	—	—	3,135	—	—	3,135
Conversion of preferred shares to ordinary shares	469	5	27	—	—	32
Amortization of the accretion of preferred shares	—	—	(1,158)	—	—	(1,158)
Preferred shares dividend	26,278	263	(263)	—	—	—

Balance as of January 31, 2008 (unaudited)	731,131	7,311	248,259	(357,080)	(141)	(101,651)

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS AND NINE MONTHS ENDED JANUARY 31, 2008 AND 2007

(In thousands)

(Unaudited)

	Three months ended		Nine months ended
	January 31, 2008	January 31, 2007	January 31, 2008	January 31, 2007
	$’000	$’000	$’000	$’000
Operating activities:
Net loss	(4,950)	(7,646)	(15,888)	(24,054)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization:
Property, plant and equipment	5,428	5,793	16,720	17,620
Deferred charges and debt discount	773	826	2,506	2,847
Gain on disposal of property, plant and equipment	—	(4)	(53)	—
Unrealized foreign exchange loss	205	—	332	—
Amortization of stock-based compensation	75	178	446	719
Changes in operating assets and liabilities:
Accounts receivable, net	532	3,797	(801)	9,741
Restricted cash	—	—	900	—
Inventories	442	3,090	(2,214)	7,965
Prepaid expenses and other current assets	(358)	(705)	(1,508)	3,260
Other non-current assets	(615)	(50)	(753)	(787)
Accounts payable	(147)	(3,100)	7,076	(6,033)
Accrued liabilities and other payable	994	3,107	(841)	3,440
Amount due to QPL	1,138	563	1,780	(3,072)

Net cash provided by operating activities	3,517	5,849	7,702	11,646

Investing activities:
Proceeds from disposal of property, plant and equipment	—	35	71	35
Acquisition of property, plant and equipment	(2,518)	(3,395)	(7,037)	(14,215)

Net cash used in investing activities	(2,518)	(3,360)	(6,966)	(14,180)

Financing activities:
Proceeds from warrants exercised	—	—	1	—
Repayment of short-term bank facilities	(2,156)	—	(2,156)	—
Proceeds from draw down of new bank facilities	7,256	—	7,256	2,533
Repayment of capital lease obligations	(76)	(385)	(936)	(1,567)
Proceeds from stock options exercised	—	218	—	218
Proceeds from rights offering	—	—	—	490

Net cash provided by (used in) financing activities	5,024	(167)	4,165	1,674

Net increase (decrease) in cash and cash equivalents	6,023	2,322	4,901	(860)
Cash and cash equivalents at beginning of the period	6,237	8,742	7,325	11,915
Effects of foreign exchange rates changes	4	8	38	17

Cash and cash equivalents at end of the period	12,264	11,072	12,264	11,072

Supplemental disclosure of cash flow information:
Cash paid during the period for:
—Interest expense	185	47	7,374	7,197
—Income taxes	282	—	588	—

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	PRESENTATION OF FINANCIAL STATEMENTS

The condensed consolidated financial statements have been prepared by ASAT Holdings Limited (the “Company” or “ASAT Holdings”) in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The April 30, 2007 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. The financial statements and notes thereto should be read in conjunction with the financial statements and notes included in the annual report of the Company on Form 20-F for the fiscal year ended April 30, 2007. The financial statements for the three months and nine months ended January 31, 2008 and 2007 were not audited, but in the opinion of management reflect all adjustments (including normal recurring adjustments) necessary for a fair presentation of the results for the periods presented. All dollar amounts in these condensed financial statements are expressed in United Stated dollars, except where we state otherwise.

The unaudited condensed consolidated financial statements include the accounts of the Company and its principal subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

Basis of Presentation

The Company has experienced recurring net losses which were $60.4 million, $42.4 million, $35.0 million for the years ended April 30, 2005, 2006 and 2007, respectively. Net loss for the three months and nine months ended January 31, 2008 were $4.9 million and $15.9 million, respectively. As of April 30, 2007 and January 31, 2008, the Company had net liabilities of $82.5 million and $94.8 million, respectively, and an accumulated deficit of $341.2 million and $357.1 million, respectively. In response to current financial conditions, the Company has explored various means of obtaining additional financing while reducing losses and in September 2006, ASAT Semiconductor (Dongguan) Limited (“ASAT China”), a wholly-owned subsidiary of the Company, obtained a revolving credit facility for RMB30 million (approximately $4.1 million) under which drawdowns were permitted for a period of one year, renewable after one year. On October 8, 2006, the Company drew down RMB20 million (approximately $2.8 million) which was due in October 2007. In September 2007, ASAT China renewed the RMB20 million of the credit facility for another year. On April 30, 2007, the Company drew down the remaining balance of RMB10 million (approximately $1.3 million) of this revolving credit facility with maturity date of April 30, 2008. As such, the entire borrowing of $4.1 million with regard to this revolving credit facility remains outstanding as of January 31, 2008. On April 30, 2008, ASAT China repaid the RMB10 million (approximately $1.3 million). On August 23, 2007, the Company’s purchase money loan facility was amended to extend the maturity due date of the $10.0 million principal amount until April 30, 2009 and to extend the payment due date for interest payments (and interest on such interest) for March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 to become due on October 31, 2007. On October 10, 2007, the Company further amended the purchase money loan facility to extend the payment due date for interest including any penalty interest as required by the agreement. Interest that was due or will be due for payment on or before December 31, 2008 will be due and payable on December 31, 2008. In September 2007, ASAT China obtained a revolving credit facility of RMB150 million (approximately $20 million) with a term of one year. This facility is secured by certain trade receivables of ASAT China. Up to the date of this report, the Company drew down $6.5 million from this revolving credit facility. The Company’s operating expenses have reduced in recent quarters as a result of achieving a lower cost structure after the migration of its entire manufacturing operations from Hong Kong to Dongguan, China. As the Company’s existing $20 million revolving credit facility will expire in September 2008, the management is in the process of obtaining external financing, including, but not limited to, the renewal of the existing $20 million revolving credit facility, to facilitate the Company’s required working capital needs. While the Company believes receipt of financing is likely, there can be no assurance that it will be obtained. If such financing is not obtained for any reason there may be questions regarding the Company’s ability to continue as a going concern. With the support of the existing external financing and the continuing exploration of external financing, the management believes that there will be sufficient financial resources to meet the Company’s cash requirements for the next 12 months and the financial statements have been prepared on a going concern basis.

Stock-Based Compensation

Prior to May 1, 2006, the Company accounted for share-based compensation awarded to employees and directors in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and complied with the disclosure provisions of Statements of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Under APB No. 25, compensation cost is recognized based on the excess, if any, of the quoted market price of the Company’s stock over the amount an employee is required to pay to acquire the stock, as determined on the date the option is granted. Total compensation cost is recorded in shareholders’ equity as additional paid-in capital and deferred share-based compensation. Deferred share-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options.

Effective May 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share- Based Payment” (“SFAS No. 123(R)”), which revises SFAS No. 123, and supersedes APB No. 25. Under the fair value recognition provisions of SFAS No. 123(R), the Company is required to measure the cost of employee services received in exchange for stock-based compensation measured at the fair value of the award as of the grant date. Beginning May 1, 2006, the Company applied the modified prospective transition method, which requires the application of SFAS No. 123(R) for new grants and nonvested grants that were outstanding as of such date. The Company’s Condensed Consolidated Financial Statements as of and for the three months and nine months ended January 31, 2007 reflect the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, the Company’s Condensed Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No.123(R). The valuation provisions of SFAS No. 123(R) apply to new grants and nonvested grants that were outstanding as of the effective date. For new grants, the Company will amortize stock-based compensation expenses on a straight-line basis over the requisite service period. Estimated compensation for nonvested grants that were outstanding as of the effective date is recognized over the remaining service period using the compensation estimated for the SFAS No. 123(R) pro forma disclosures. See Note 9 below for further details.

Provision for taxation

In July 2006, the FASB issued FASB Interpretations 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under FIN 48, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. The Company adopted the provision of FIN 48 effective May 1, 2007.

Prior to the adoption of FIN 48, the Company had made provision for the tax uncertainty that was identified under FAS 5. We determined that the adoption of FIN 48 did not result in additional uncertain tax benefits or FIN 48 liabilities that need to be recorded as at May 1, 2007.

2.	INVENTORIES

The components of inventories, net of the related reductions to the lower of cost or net realizable value, were as follows:

	January 31, 2008	April 30, 2007
	$’000	$’000
Raw materials	14,164	12,060
Work-in-progress	1,098	875
Finished goods	337	335

	15,599	13,270

Management continuously reviews slow-moving and obsolete inventory and assesses any inventory obsolescence based on inventory levels, material composition and expected usage as of that date. There were non-cash write-offs of specific inventories of $79 thousand and $217 thousand for the three months ended January 31, 2008 and 2007, respectively. There were non-cash write-offs of specific inventories of $928 thousand and $255 thousand for the nine months ended January 31, 2008 and 2007, respectively.

3.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment included plant and machinery, leasehold improvements, fixtures and furniture, loose tooling, motor vehicles, office equipment and computer and software. Property, plant and equipment also included equipment and motor vehicles leased under capital leases with a cost, after impairment charges incurred in prior years, of $5.4 million less accumulated depreciation of $3.9 million as of January 31, 2008 and cost, net of impairment charges, of $5.3 million less accumulated depreciation of $2.9 million as of April 30, 2007, respectively. Depreciation is provided on a straight-line basis over the term of the leases.

4.	RELATED PARTY TRANSACTIONS

During the nine months ended January 31, 2008, the Company undertook significant transactions with one of its major shareholders, QPL International Holdings Limited and its group companies (collectively known as “QPL”). As described below, QPL owned approximately 42.7% and 42.5% of the Company’s ordinary shares as of January 31, 2008 and April 30, 2007. The Company purchased raw materials from QPL amounting to $3.2 million and $2.7 million for the three months ended January 31, 2008 and 2007, respectively, and $8 million and $8.3 million for the nine months ended January 31, 2008 and 2007, respectively.

The amounts due to QPL for the purchase of raw materials amounted to $4.3 million and $2.5 million as of January 31, 2008 and April 30, 2007, respectively, and were unsecured and interest-free.

On October 1, 2007, the Company issued in total of 35,766,900 warrants to Asia Opportunity Fund, L.P., Chase Asia Investment Partners II (Y), LLC, CAIP Co-Investment Fund Parallel Fund (I) C.V. and CAIP Co-Investment Fund Parallel Fund (II) C.V., affiliates of one of our major shareholders, JPMP, in return for amending the purchase money loan facility (see item 2 - “Material financing arrangements” for details). The warrants have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. The fair value of warrants issued is approximately $1.6 million and it is amortized as an adjustment of interest expense over the remaining term of the purchase money loan. As of January 31, 2008, the unamortized fair value of the warrant was approximately $1.3 million and recorded in “Deferred Charges, Net”.

As of January 31, 2008, the Company has an outstanding loan obligation, net of fair value adjustment, and interest payable to Asia Opportunity Fund, L.P., an affiliate of JPMP, and related funds of $9.3 million and $3.6 million which are recorded in “Purchase Money Loan” and “Accrued Liabilities and Other Payable” in our condensed consolidated balance sheet, respectively.

On February 28, 2008, the Company issued a total of 41.8 million warrants to Mr. T.L. Li, the acting Chief Executive Officer, for his compensation award. The warrant is exercisable with respect to 20.6 million ordinary shares immediately, with the remainder subject to certain vesting or performance criteria. The fair value of warrants issued is approximately $1 million and it has an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

5.	REORGANIZATION EXPENSES

For the three months and nine months ended January 31, 2008, the Company incurred approximately $149 thousand and $373 thousand in reorganization expenses, mostly as a result of the lay-off of 16 and 45 employees, respectively, primarily in the Company’s Hong Kong operations, as part of the Company’s transition of all of its manufacturing operations to Dongguan, China and the Company’s US operations, as part of the Company streamline exercise for overseas offices. For the three months and nine months ended January 31, 2007, the Company also terminated the services of 40 and 188 employees, respectively, primarily in the Hong Kong manufacturing operations. The aggregate amount of the reorganization expenses charged to the statements of operations amounted to $763 thousand and $1.8 million, respectively, for the three months and nine months ended January 31, 2007.

6.	FACILITIES AND RELOCATION CHARGES

For the three months and nine months ended January 31, 2007, the Company incurred approximately $405 thousand and $3 million, respectively, in facilities and relocation charges in connection with the transfer of its assembly and test operations from Hong Kong to Dongguan, China. No such expense was incurred for the three months and nine months ended January 31, 2008.

7.	CAPITAL LEASE OBLIGATIONS

Future minimum lease payments under capital lease obligations as of January 31, 2008 are as follows:

	Equipment	Motor vehicle	Total
	$’000	$’000	$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Fiscal year ending April 30:
2008 (the remainder of fiscal year)	1,570	7	1,577
2009	—	30	30
2010	—	30	30
2011	—	17	17

Total minimum lease payments	1,570	84	1,654
Less: Amounts representing interest	—	10	10

Present value of minimum payments	1,570	74	1,644
Current portion	1,570	26	1,596

Non-current portion	—	48	48

Equipment

During the fiscal year ended April 30, 2005, the Company sold certain equipment for $6.5 million. The equipment was leased back from the purchaser (the “purchaser-lessor”) under leases pursuant to which the Company is required to pay to the purchaser-lessor on a quarterly basis the greater of (i) a lease payment based on the reported usage of the equipment or (ii) a minimum commitment. The initial terms of the leases expire upon the earlier of the date that the committed usage has been achieved under the leases or 14 quarters after the lease commencement date. In connection with the sale-leaseback, the Company recognized a gain of approximately $115 thousand on disposal of fixed assets, which is being deferred and amortized in the consolidated statement of operations against depreciation expenses over the term of the leases.

At the inception of the lease, the Company paid to the purchaser-lessor a deposit and prepaid rent amount of $1.6 million. As of January 31, 2008 and April 30, 2007, the amount of this deposit classified as other non-current assets in the consolidated balance sheets was approximately $nil and $0.8 million, respectively.

At the end of each of the initial lease terms, the Company has an option to (i) return all the equipment to the purchaser-lessor; (ii) purchase all the equipment at a price based on the then fair market values of the equipment; or (iii) extend the lease terms by two additional quarters and purchase the equipment at the price of $1,000 for each piece of equipment.

Pursuant to these sale-leaseback arrangements, the purchaser-lessor entered into a separate term loan facility agreement for up to $5.0 million with a bank in Hong Kong (the “Lender”). Upon demand by the Lender, the Company and one of its subsidiaries fully and unconditionally guaranteed the obligations of the purchaser-lessor under the $5.0 million term loan facility. The Company believes that this guarantee (the “Guarantee”) has the characteristics set forth in Financial Accounting Standards Board (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which requires initial recognition of the guarantee at fair value upon its inception. Nonetheless, the fair value of the Guarantee is considered to be insignificant given the risk of loss on such Guarantee at the date of its inception and, therefore, no amount was recognized in the consolidated financial statements on the inception date.

On March 31, 2006, the Company deposited $3.3 million in cash with the Lender as collateral for the Guarantee obligations. In consideration thereof, the Lender released the Company and one of its subsidiaries from the Guarantee. The Lender will return the deposit to the Company upon repayment of the term loan facility by the purchaser-lessor. The deposit is classified as restricted cash in the Condensed Consolidated Balance Sheets as of January 31, 2008 and April 30, 2007. On February 12, 2007, $1.5 million of the deposit was returned to the Company and on August 7, 2007, the Lender had further returned $0.9 million of the remaining deposit to the Company. On January 31, 2008, the Company and the Lender entered into an early termination agreement with respect to the sale-leaseback arrangement, subject to certain requirements to be fulfilled therein. Accordingly, the lease agreement was terminated early and the restricted cash balance of $0.9 million was released on March 4, 2008. Therefore, the restricted cash balance as of January 31, 2008 has been classified from non-current asset to current asset.

Motor vehicle

The Company is leasing two motor vehicles. These leases are classified as capital leases and had remaining lease terms ranging from 2.5 years to 3.2 years as of January 31, 2008.

8.	COMMITMENTS AND CONTINGENCIES

Capital expenditures

As of January 31, 2008 and April 30, 2007, the Company had contracted for capital expenditures on property, plant and equipment of $1.9 million and $1.2 million, respectively.

Operating leases

The Company leases certain land, buildings, equipment and machinery under operating lease agreements expiring at various times through July 2020. The Company negotiated an early termination of the lease of its Hong Kong office and manufacturing facility, with the expiration date changed from March 2007 to August 2006. A new lease for the Hong Kong office space was entered into in August 2006 and effective on September 1, 2006 under a one-year term which expired on August 31, 2007, which further extended to August 31, 2008. Subsequently, the Company surrendered a portion of its Hong Kong office premises and entered a new lease agreement with a one-year term expiring on August 31, 2008, with an option to extend for an additional year. The Company entered into a lease of a factory facility (the “Phase I facility”) in Dongguan, China in August 2002, under which the lessor was responsible for the design and construction of the interior finish and fixtures of the factory buildings. The Company is obligated to pay a monthly rental payment and management service fee for a period of 15 years from September 2003.

On May 7, 2004, the Company entered into a lease agreement of another factory facility (the “Phase II facility”) in Dongguan, China, under which the lessor was responsible for the design and construction of the factory building. The Company is obligated to pay a monthly lease payment for a term of 15 years starting from August 1, 2005. Under the terms of the Phase II facility lease, the Company is obligated to pay $179 thousand per month for the first six years of the lease term and $90 thousand per month starting from the seventh year of the lease term.

Future minimum lease payments under operating leases as of January 31, 2008 are as follows:

$’000
Fiscal year ending April 30:
2008	1,186
2009	4,631
2010	3,333
2011	2,692
2012	1,974
Thereafter	12,600

Total	26,416

Uncertain tax position

Hong Kong tax exposure. On December 8, 2006, ASAT Limited, a subsidiary of the Company, received an additional tax assessment from the Hong Kong Inland Revenue Department (“HKIRD”) with respect to the deductibility of certain expenses for Hong Kong Profits Tax purposes for fiscal year 2000/2001. Queries were raised by the HKIRD concerning the deductibility of interest expenses related to certain borrowings of ASAT Limited for Profits Tax purposes in order to assess whether the related borrowings were used towards revenue-generating activities. The assessment requires ASAT Limited to pay HK$18.8 million (approximately $2.4 million) by January 12, 2007. On December 29, 2006, ASAT Limited filed an objection to the HKIRD for the full amount. On January 30, 2007, the HKIRD had offered ASAT Limited an unconditional holdover, i.e. an agreement to defer payment, of 50% of the total tax in dispute (approximately HK$9.4 million or $1.2 million) until the final tax position is determined. Although the case is not yet concluded and ASAT Limited is still required to provide further evidence to the HKIRD showing that the borrowings were used towards revenue-generating activities, HKIRD had requested ASAT Limited to make payment for the remaining 50% of the total tax in dispute. On January 31, 2007, ASAT Limited filed a proposal to HKIRD for installment payments for the remaining HK$9.4 million (approximately $1.2 million) tax in dispute and the proposal was accepted on March 27, 2007. As of April 30, 2007, ASAT Limited has recorded a provision of $1.2 million for the amount of tax in dispute under the provision of FAS 5. Effective May 1, 2007, the Company adopted FIN 48 and determined that no additional uncertain tax benefits or FIN 48 liabilities will need to be recorded. As of the date of this report, ASAT Limited has made installment payments of HK$8.6 million (approximately $1.1 million) to the HKIRD. ASAT Limited is still in the process of gathering information to address the queries. The final tax liability, if any, will depend upon the quality of the evidence that ASAT Limited can provide. If the HKIRD accepts the evidence provided, the installment payments made of approximately HK$8.6 million (approximately $1.1 million) shall be refunded.

9.	STOCK OPTION PLAN

On July 6, 2000, the Company adopted a Stock Option Plan (“2000 Stock Option Plan”) under which the Board of Directors may, at its discretion, invite any key officers, employees, consultants and non-employee directors of the Company to subscribe for its ordinary shares, up to a maximum of 110,000,000 ordinary shares of the Company. The Board of Directors determines which individuals will be granted options, the number of ordinary shares subject to the options, the exercise price for the options, the vesting periods and any other terms that will apply as the Board deems appropriate.

Prior to May 1, 2006, the Company provided the disclosures required under APB No. 25 and SFAS No. 123. APB No. 25 accounted for stock-based compensation awarded to employees using the intrinsic value method supplemented by pro forma disclosures in accordance with APB 25 and SFAS No. 123.

Effective May 1, 2006, the Company adopted SFAS No. 123(R). Under the fair value recognition provisions of SFAS No. 123(R), the Company is required to measure the cost of employee services received in exchange for stock-based compensation measured at the fair value of the award as of the grant date. Beginning May 1, 2006, the Company applied the modified prospective transition method, which requires the application of SFAS No. 123(R) for new grants and nonvested grants that were outstanding as of such date. The Company’s Condensed Consolidated Financial Statements as of and for the three months and nine months ended January 31, 2007 reflect the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, the Company’s Condensed Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). The valuation provisions of SFAS No. 123(R) apply to new grants and nonvested grants that were outstanding as of the effective date. For new grants, the Company will amortize stock-based compensation expenses on a straight-line basis over the requisite service period. Estimated compensation for nonvested grants that were outstanding as of the effective date is recognized over the remaining service period using the compensation estimated for SFAS No. 123(R) pro forma disclosures.

SFAS No. 123(R) requires that the deferred stock-based compensation on the Condensed Consolidated Balance Sheet on the date of adoption be netted against additional paid-in capital. As of April 30, 2006, there was a balance of $63 thousand of deferred stock-based compensation that was netted against additional paid-in capital on May 1, 2006.

The fair value of stock-based compensation awards is determined using the Black-Scholes option pricing model, which is consistent with the valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123. The determination of the fair value of stock-based compensation awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the Company’s stock price over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. The assumptions used to value stock-based compensation awards for the nine months ended January 31, 2008 and 2007 are as follows:

	Nine Months Ended January 31, 2008	Nine Months Ended January 31, 2007
Risk-free interest rate	2.94 – 4.84%	4.58%– 5.04%
Expected life (years)	1 – 4	4
Expected stock volatility	107% – 117%	86%– 98%
Dividend yield	0%	0%

Expected life represents the weighted average period of time that stock-based awards granted are expected to be outstanding giving consideration to historical exercise patterns. Expected stock volatilities are based on historical volatilities of the Company’s stock price. Risk-free rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future.

Changes in subjective input assumptions can materially affect the fair value estimate. Total stock-based compensation recognized in cost of sales, selling, general and administrative expenses on the Company’s Condensed Consolidated Statements of Operations for the three months and nine months ended January 31 2008 was $75 thousand and $446 thousand, respectively.

Stock option activity related to the Company’s stock options for the three months and nine months ended January 31, 2008 is summarized as follows (stated in American Depositary Share, or ADS, equivalents based on fifteen ordinary shares per ADS):

	Outstanding Options
	Number of ADS options	Weighted-average exercise price per ADS	Weighted average remaining contractual terms (in years)	Aggregate intrinsic value
Outstanding at April 30, 2007	1,849,879	$3.66

Granted	1,243,700	$1.14
Cancelled/forfeited	(357,663)	$4.47
Exercised	—	$—

Outstanding at July 31, 2007	2,735,916	$2.41	8.40	—

Granted	—	$—
Cancelled/forfeited	(302,033)	$3.14
Exercised	—	$—

Outstanding at October 31, 2007	2,433,883	$2.32	8.29	—

Granted	80,000	$0.98
Cancelled/forfeited	(269,496)	$2.58
Exercised	—	$—

Outstanding at January 31, 2008	2,244,387	$2.24	8.14	—

ADS options exercisable at:
January 31, 2008	1,178,378	$3.09	7.13	—

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s ADSs for options whose exercise prices were less than such quoted price at January 31, 2008. During the three months and nine months ended January 31, 2008, the aggregate intrinsic value of options exercised was $nil, determined as of the date of option exercise. During the three months and nine months ended January 31, 2007, the aggregate intrinsic value of options exercised was $94 thousand and $95 thousand, respectively, determined as of the date of option exercise.

The weighted average grant-date fair value of options granted in the three months and nine months ended January 31, 2008 was $0.76 and $0.75, respectively. The weighted average grant-date fair value of options granted in the three months and nine months ended January 31, 2007 was $1.46 and $1.12, respectively.

The following table presents a summary of the status of the Company’s nonvested stock options as of April 30, 2007, and changes during the nine months ended January 31, 2008 (stated in ADS equivalents based on fifteen ordinary shares per ADS):

	Number of ADS options	Weighted-average fair value per ADS at grant date
Nonvested at April 30, 2007	615,742	$1.52
Granted	1,243,700	$0.75
Vested	(399,803)	$0.62
Forfeited	(179,894)	$1.53

Nonvested at July 31, 2007	1,279,745	$1.05

Granted	—	$—
Vested	(24,102)	$1.49
Forfeited	(89,807)	$1.63

Nonvested at October 31, 2007	1,165,836	$1.00

Granted	80,000	$0.76
Vested	(41,367)	$1.48
Forfeited	(138,460)	$1.12

Nonvested at January 31, 2008	1,066,009	$0.94

As of January 31, 2008, there was approximately $0.9 million of unrecognized compensation cost related to nonvested stock options. The cost is expected to be recognized over a weighted average period of 3.02 years.

The options generally vest from one to four years and expire ten years from the date of grant or within three months of termination of employment.

10.	ISSUANCE OF WARRANTS

On October 1, 2007, the Company has issued 35,766,900 warrants to the lenders of the Purchase Money Loan for a debt modification to extend the repayment date of interest and principal. Also, the Company has issued another 35,766,900 warrants to the holders of 9.25% Senior Notes for the waiver of certain defaults and events of default that may have occurred or may occur.

All warrants have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. All warrants cannot be redeemed by cash and the maximum number of shares to be issued is 71,533,800 ordinary shares which represents approximately 9.78% of the Company’s total outstanding ordinary shares as of January 31, 2008.

The fair value of warrants issued is determined using the Black-Scholes option pricing model, which is consistent with the valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123. The determination of the fair value of warrants on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the Company’s stock price over the term of the warrants, risk-free interest rate and expected dividends. The assumptions used to value are as follows:

Risk-free interest rate	4.05%
Expected life (years)	3.3
Expected stock volatility	98%
Dividend yield	0%

11.	SHORT-TERM BANK FACILITIES

In September 2006, ASAT China obtained a revolving credit facility for RMB30 million (approximately $4.1 million) under which drawdowns were permitted for a period of one year. On October 8, 2006, ASAT China drew down RMB20 million (approximately $2.8 million) which was due in October 2007. In September 2007, ASAT China rolled over the original RMB20 million loan for another year. On April 30, 2007, ASAT China drew down the remaining balance of RMB10 million (approximately $1.3 million) of this revolving credit facility with maturity date on April 30, 2008. As such, the entire borrowing of $4.1 million with regard to this revolving credit facility remains outstanding as of January 31, 2008. On April 31, 2008, ASAT China has repaid the RMB10 million (or approximately $1.3 million) of this credit facility.

In September 2007, ASAT China obtained a revolving credit facility of RMB150 million (approximately $20 million) with a term of one year. The facility is secured by certain trade receivables of ASAT China. As of January 31, 2008, ASAT China had drawn $5.1 million on this revolving credit facility.

12.	SUBSEQUENT EVENTS

On January 31, 2008, the Company and the Lender entered into an early termination agreement with respect to the sale-leaseback agreement of certain leased equipment, subject to certain requirements to be fulfilled therein. Accordingly, the lease agreement was terminated early, the prepaid lease of $1.5 million was offset against the outstanding lease payable and the restricted cash balance of $0.9 million was released to us on March 4, 2008.

On February 28, 2008, we issued in total of 41.8 million warrants to Mr. T.L. Li, the acting Chief Executive Officer, for his compensation award. For details, please refer to note 4 of the “Notes to Condensed Consolidated Financial Statements”.

On April 10, 2008, ASAT China received a notice from the People’s Intermediate Court of the City of Dongguan, Guangdong, China concerning a lawsuit raised by Dongguan Wellmean Decoration Engineering Company Limited (“Wellmean”) alleging that ASAT China breached its contract with Wellmean by failing to pay the remaining balance of the renovation fees of RMB7.7 million (or approximately $1.1 million) in connection with the construction of the Company’s Phase II manufacturing facility in Dongguan, China.

ASAT China disputes Wellmean has not fully performed its obligations under the contract and accordingly, has not settled the remaining balance of the renovation fee of RMB 7.7 million. ASAT China intends to vigorously defend against Wellmean’s claims. Pursuant to PRC law, both ASAT and Wellmean need to provide a security deposit for this lawsuit. Therefore, on May 22, 2008, ASAT China has set aside over RMB 7.7 million (or approximately $1.1 million) in a segregated Chinese bank account that is controlled by the People’s Intermediate Court of the City of Dongguan, Guangdong, China as security deposit pending the final resolution of this lawsuit. Given the preliminary stage of the lawsuit and the inherent uncertainties of litigation, the Company’s management is unable to predict the ultimate duration of the lawsuit or the eventual outcome or costs of defending such claims.

13.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION

On January 26, 2004, New ASAT (Finance) Limited, a wholly-owned subsidiary of the Company, issued $150.0 million of its 9.25% senior notes as part of a refinancing transaction. Under the indenture, dated as of January 26, 2004, by and among New ASAT (Finance) Limited, the Company and its subsidiaries referred to therein as Guarantors, and The Bank of New York, as trustee as amended, modified and supplemented (the “Indenture”), governing the 9.25% senior notes, the Company and certain of its wholly-owned subsidiaries that are classified as “restricted subsidiaries” under the Indenture have fully and unconditionally guaranteed the 9.25% senior notes on a joint and several basis. There are no significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan, other than the laws of the People’s Republic of China applicable to ASAT China.

The condensed consolidating financial statements are presented below and should be read in connection with the Consolidated Financial Statements of the Company. The subsidiary guarantors for the 9.25% senior notes are ASAT Limited, ASAT Inc., Timerson Limited and ASAT (Cayman) Limited. Separate financial statements and other disclosures concerning the subsidiary guarantors are not included herein because (i) the subsidiary guarantors are wholly-owned and have fully and unconditionally guaranteed the 9.25% senior notes on a joint and several basis, and (ii) the Company’s management has determined that such information is not material to investors.

The following condensed consolidating financial information presents the condensed consolidating balance sheets as of January 31, 2008 and April 30, 2007 and the related condensed consolidating statements of operations and comprehensive loss and cash flows for the three months and nine months ended January 31, 2008 and 2007 of (a) ASAT Holdings Limited, the parent company; (b) New ASAT (Finance) Limited, the subsidiary issuer; (c) the guarantor subsidiaries of ASAT Holdings Limited on a combined basis; (d) the non-guarantor subsidiaries of the Company on a combined basis; (e) eliminating entries; and (f) the total consolidated amounts.

Unaudited Condensed Consolidating Balance Sheet as of January 31, 2008

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	21	—	10,698	1,545	—	12,264
Current portion of restricted cash	—	—	900	—	—	900
Accounts receivable, net	—	—	9,623	8,882	—	18,505
Inventories	—	—	137	15,462	—	15,599
Prepaid expenses and other current assets	314	—	3,071	3,294	—	6,679

Total current assets	335	—	24,429	29,183	—	53,947
Property, plant and equipment, net	—	—	33,817	36,325	(4,368)	65,774
Investment in and advance to consolidated entities	250,191	153,919	286,037	168,331	(858,478)	—
Deferred charges and other non-current assets	3,961	3,019	5,741	20	—	12,741

Total assets	254,487	156,938	350,024	233,859	(862,846)	132,462

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Advance from consolidated entities	2,727	—	616,791	200,736	(820,254)	—
Other current liabilities	3,684	6,938	35,887	21,363	—	67,872

Total current liabilities	6,411	6,938	652,678	222,099	(820,254)	67,872
9.25% senior notes due 2011	—	150,000	—	—	—	150,000
Other non-current liabilities	9,323	—	48	—	—	9,371

Total liabilities	15,734	156,938	652,726	222,099	(820,254)	227,243

Series A Redeemable Convertible Preferred Shares	6,870	—	—	—	—	6,870

Shareholders’ equity (deficit):
Ordinary shares ($0.01 par value)	7,382	—	7,271	10,723	(17,994)	7,382
Less: Repurchase of share at par	(71)	—	—	—	—	(71)
Additional paid-in capital	232,888	—	15,601	—	(230)	248,259
Accumulated other comprehensive loss	—	—	—	(141)	—	(141)
(Accumulated deficit) Retained earnings	(8,316)	—	(325,574)	1,178	(24,368)	(357,080)

Total shareholders’ equity (deficit)	231,883	—	(302,702)	11,760	(42,592)	(101,651)

Total liabilities and shareholders’ equity (deficit)	254,487	156,938	350,024	233,859	(862,846)	132,462

Audited Condensed Consolidating Balance Sheet as of April 30, 2007

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	232	—	6,508	585	—	7,325
Current portion of restricted cash	—	—	900	—	—	900
Accounts receivable, net	—	—	17,543	161	—	17,704
Inventories	—	—	12,452	818	—	13,270
Prepaid expenses and other current assets	310	—	3,182	1,679	—	5,171

Total current assets	542	—	40,585	3,243	—	44,370
Restricted cash, net of current portion	—	—	900	—	—	900
Property, plant and equipment, net	—	—	74,414	5,168	—	79,582
Investment in and advance to consolidated entities	247,595	149,695	363,412	570	(761,272)	—
Deferred charges and other non-current assets	1,503	3,774	4,989	19	—	10,285

Total assets	249,640	153,469	484,300	9,000	(761,272)	135,137

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Advance from consolidated entities	—	—	722,440	608	(723,048)	—
Other current liabilities	57	3,469	43,950	9,086	—	56,562

Total current liabilities	57	3,469	766,390	9,694	(723,048)	56,562
9.25% senior notes due 2011	—	150,000	—	—	—	150,000
Other non-current liabilities	10,335	—	758	—	—	11,093

Total liabilities	10,392	153,469	767,148	9,694	(723,048)	217,655

Series A Redeemable Convertible Preferred Shares	5,743	—	—	—	—	5,743

Shareholders’ equity (deficit):
Ordinary shares ($0.01 par value)	7,114	—	7,271	10,723	(17,994)	7,114
Less: Repurchase of share at par	(71)	—	—	—	—	(71)
Additional paid-in capital	230,701	—	15,601	—	(230)	246,072
Accumulated other comprehensive loss	—	—	—	(184)	—	(184)
Accumulated deficit	(4,239)	—	(305,720)	(11,233)	(20,000)	(341,192)

Total shareholders’ equity (deficit)	233,505	—	(282,848)	(694)	(38,224)	(88,261)

Total liabilities and shareholders’ equity (deficit)	249,640	153,469	484,300	9,000	(761,272)	135,137

Unaudited Condensed Consolidating Statement of Operations for the Three Months Ended January 31, 2008

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	34,383	38,709	(31,328)	41,764
Cost of sales	27	—	36,714	31,370	(31,328)	36,783

Gross (loss) profit	(27)	—	(2,331)	7,339	—	4,981
Operating expenses:
—Selling, general and administrative	267	—	5,199	452	(1,761)	4,157
—Research and development	—	—	135	384	—	519
— Reorganization expenses	—	—	51	98	—	149

Total operating expenses	267	—	5,385	934	(1,761)	4,825

(Loss) Income from operations	(294)	—	(7,716)	6,405	1,761	156
Other income, net	—	3,721	5,804	214	(9,850)	(111)
Interest expense:
—Amortization of deferred charges	(427)	(252)	(346)	—	252	(773)
—Others	(494)	(3,469)	(3,469)	(129)	3,469	(4,092)

(Loss) Income before income taxes	(1,215)	—	(5,727)	6,490	(4,368)	(4,820)
Income tax expense	—	—	(81)	(49)	—	(130)

Net (loss) income	(1,215)	—	(5,808)	6,441	(4,368)	(4,950)
Other comprehensive loss:
Foreign currency translation	—	—	—	9	—	9

Comprehensive (loss) income	(1,215)	—	(5,808)	6,450	(4,368)	(4,941)

Unaudited Condensed Consolidating Statement of Operations for the Nine Months Ended January 31, 2008
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	232,899	109,849	(223,015)	119,733
Cost of sales	120	—	239,436	95,564	(230,836)	104,284

Gross (loss) profit	(120)	—	(6,537)	14,285	7,821	15,449
Operating expenses:
—Selling, general and administrative	953	—	17,789	1,367	(5,580)	14,529
—Research and development	—	—	462	1,067	—	1,529
— Reorganization expenses	—	—	177	196	—	373

Total operating expenses	953	—	18,428	2,630	(5,580)	16,431

(Loss) Income from operations	(1,073)	—	(24,965)	11,655	13,401	(982)
Other income, net	2	11,212	16,787	1,159	(28,981)	179
Interest expense:
—Amortization of deferred charges	(1,469)	(756)	(1,037)	—	756	(2,506)
—Others	(1,537)	(10,456)	(10,459)	(342)	10,456	(12,338)

(Loss) Income before income taxes	(4,077)	—	(19,674)	12,472	(4,368)	(15,647)
Income tax expense	—	—	(180)	(61)	—	(241)

Net (loss) income	(4,077)	—	(19,854)	12,411	(4,368)	(15,888)
Other comprehensive loss:
Foreign currency translation	—	—	—	43	—	43

Comprehensive (loss) income	(4,077)	—	(19,854)	12,454	(4,368)	(15,845)

Unaudited Condensed Consolidating Statement of Operations for the Three Months Ended January 31, 2007

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	112,101	38,207	(108,762)	41,546
Cost of sales	55	—	114,275	42,538	(119,194)	37,674

Gross (loss) profit	(55)	—	(2,174)	(4,331)	10,432	3,872
Operating expenses:
—Selling, general and administrative	361	—	5,292	735	(804)	5,584
—Research and development	—	—	507	—	—	507
—Reorganization expenses	—	—	61	702	—	763
—Facilities and relocation charges	—	—	360	45	—	405

Total operating expenses	361	—	6,220	1,482	(804)	7,259

Loss from operations	(416)	—	(8,394)	(5,813)	11,236	(3,387)
Other income, net	1	3,721	12,780	1,174	(17,112)	564
Interest expense:
—Amortization of deferred charges	(481)	(251)	(346)	—	252	(826)
—Others	(455)	(3,470)	(3,469)	(2,227)	5,624	(3,997)

(Loss) Income before income taxes	(1,351)	—	571	(6,866)	—	(7,646)
Income tax expense	—	—	—	—	—	—

Net (loss) income	(1,351)	—	571	(6,866)	—	(7,646)
Other comprehensive loss:
Foreign currency translation	—	—	—	8	—	8

Comprehensive (loss) income	(1,351)	—	571	(6,858)	—	(7,638)

Unaudited Condensed Consolidating Statement of Operations for the Nine Months Ended January 31, 2007
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	338,551	110,837	(320,520)	128,868
Cost of sales	55	—	344,165	111,018	(338,710)	116,528

Gross (loss) profit	(55)	—	(5,614)	(181)	18,190	12,340
Operating expenses:
—Selling, general and administrative	1,232	—	15,355	1,981	(2,297)	16,271
—Research and development	—	—	1,743	—	—	1,743
—Reorganization expenses	—	—	939	852	—	1,791
—Facilities and relocation charges	—	—	1,640	1,318	—	2,958

Total operating expenses	1,232	—	19,677	4,151	(2,297)	22,763

Loss from operations	(1,287)	—	(25,291)	(4,332)	20,487	(10,423)
Other income, net	1	11,162	25,279	1,947	(37,349)	1,040
Interest expense:
—Amortization of deferred charges	(1,810)	(502)	(1,038)	—	503	(2,847)
—Others	(1,205)	(10,660)	(10,442)	(5,876)	16,359	(11,824)

Loss before income taxes	(4,301)	—	(11,492)	(8,261)	—	(24,054)
Income tax expense	—	—	—	—	—	—

Net loss	(4,301)	—	(11,492)	(8,261)	—	(24,054)
Other comprehensive loss:
Foreign currency translation	—	—	4	13	—	17

Comprehensive loss	(4,301)	—	(11,488)	(8,248)	—	(24,037)

Unaudited Condensed Consolidating Statement of Cash Flows for the Three Months Ended January 31, 2008

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(356)	3,721	8,708	(8,556)	—	3,517
Net cash provided by (used in) investing activities	356	—	(1,107)	(1,411)	(356)	(2,518)
Net cash (used in) provided by financing activities	—	(3,721)	1,806	6,583	356	5,024

Net increase (decrease) in cash and cash equivalents	—	—	9,407	(3,384)	—	6,023
Cash and cash equivalents at beginning of the period	21	—	1,291	4,925	—	6,237
Effects of foreign exchange rates change	—	—	—	4	—	4

Cash and cash equivalents at end of the period	21	—	10,698	1,545	—	12,264

Unaudited Condensed Consolidating Statement of Cash Flows for the Nine Months Ended January 31, 2008
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(342)	4,224	5,398	(1,578)	—	7,702
Net cash provided by (used in) investing activities	131	—	(3,523)	(3,443)	(131)	(6,966)
Net cash (used in) provided by financing activities	—	(4,224)	2,315	5,943	131	4,165

Net (decrease) increase in cash and cash equivalents	(211)	—	4,190	922	—	4,901
Cash and cash equivalents at beginning of the period	232	—	6,508	585	—	7,325
Effects of foreign exchange rates change	—	—	—	38	—	38

Cash and cash equivalents at end of the period	21	—	10,698	1,545	—	12,264

Unaudited Condensed Consolidating Statement of Cash Flows for the Three Months Ended January 31, 2007

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(62)	3,721	(6,332)	8,522	—	5,849
Net cash provided by (used in) investing activities	63	—	(2,712)	(648)	(63)	(3,360)
Net cash provided by (used in) financing activities	219	(3,721)	12,399	(9,127)	63	(167)

Net increase (decrease) in cash and cash equivalents	220	—	3,355	(1,253)	—	2,322
Cash and cash equivalents at beginning of the period	9	—	7,488	1,245	—	8,742
Effects of foreign exchange rates change	—	—	—	8	—	8

Cash and cash equivalents at end of the period	229	—	10,843	—	—	11,072

Unaudited Condensed Consolidating Statement of Cash Flows for the Nine Months Ended January 31, 2007
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(199)	4,223	13,781	(6,159)	—	11,646
Net cash (used in) provided by investing activities	(375)	—	(8,297)	(5,884)	376	(14,180)
Net cash provided by (used in) financing activities	709	(4,223)	(3,542)	9,106	(376)	1,674

Net increase (decrease) in cash and cash equivalents	135	—	1,942	(2,937)	—	(860)
Cash and cash equivalents at beginning of the period	94	—	8,901	2,920	—	11,915
Effects of foreign exchange rates change	—	—	—	17	—	17

Cash and cash equivalents at end of the period	229	—	10,843	—	—	11,072

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Nine Months Ended January 31, 2008 and 2007

You should read the following discussion and analysis together with our condensed consolidated financial statements and related notes included elsewhere in this report, which contain additional information helpful in evaluating our operating results and financial condition.

Overview

We are a global provider of semiconductor package design, assembly and test services and a leading developer of advanced packages. We have achieved significant growth in chipscale packages, including the Fine Pitch Ball Grid Array, or fpBGA, and LPCC package families. We are an acknowledged early developer of the “quad flat pack no-lead”, or QFN package, and the inventor of TAPP™, as evidenced by our U.S. patents covering these technologies. We also provide semiconductor test services, particularly for mixed-signal semiconductors which perform both analog and digital functions.

We work closely with customers to design and provide advanced assembly and test solutions for each new product generation and provide assembly and test services from our Dongguan, China facilities. We also provide package design services and thermal and electrical modeling from our Milpitas, California, and Dongguan, China facilities. Our sales offices and representatives are strategically located in the United States, Germany, Hong Kong, Singapore and South Korea, allowing us to work directly with customers at their facilities to provide effective package design and customer service. Through this network, we are able to provide highly focused design and production services with rapid time-to-market design and production solutions. For the nine months ended January 31, 2008, we shipped products to over 80 customers and many of our top customers are among the world’s largest semiconductor companies. Our top three customers (in alphabetical order) by net sales for the nine months ended January 31, 2008 were Broadcom Corporation, Samsung Electronics Co., Ltd, and SiTel Semiconductor BV, these customers accounted for 70% of our total net sales for the nine months ended January 31, 2008.

We historically conducted all our assembly and test operations in Hong Kong. As part of our overall strategy to lower costs, improve operating efficiencies and provide better access to the high-growth semiconductor market in China, we moved all of our Hong Kong manufacturing operations to China. We completed the transfer of all of our equipment to Dongguan, China and the qualification process with our customers for our products during the fiscal year ended April 30, 2007. We are committed to continuing to reduce our costs while ensuring high quality standards for our assembly and test operations in Dongguan, China.

We offer assembly services for a broad range of semiconductor packaging including chipscale (small) and non-chipscale (large) packages. Most of the revenue derived from test services comes from test services performed in connection with assembly services. The following table sets forth the breakdown of net sales by product category and as a percentage of total net sales for the periods indicated:

	Fiscal Year Ended April 30,					(Unaudited) Nine Months Ended January 31,
	2003	2004	2005	2006	2007	2007	2008
	(in percentage)					(in percentage)
Net Sales:
Assembly services:
- Chipscale packages (“CSP”)	31%	40%	54%	63%	73%	72%	74%
- Non-CSP laminate packages	21	17	11	10	10	10	11
- Non-CSP leadframe packages	38	32	24	20	12	12	11

Subtotal	90%	89%	89%	93%	95%	94%	96%
Test services	10	11	11	7	5	6	4

Total	100%	100%	100%	100%	100%	100%	100%

Strategy

Our overall business strategy has remained unchanged, which strategy is to improve revenue and grow our market share, focus on margins, lower costs and achieve profitability on a sustained basis. The principal elements of our strategy include:

•

Increasing our competency to gain market share by achieving higher levels of customer satisfaction. In particular, we have achieved faster response times as a result of our leaner organizational structure that was implemented as part of our recent cost reduction programs and a more responsive, state-of-the-art facility that allows us to turn around orders rapidly. Our manufacturing output in Dongguan, China continues to improve, resulting in better cycle times and yields. We believe that our improved operating metrics have increased our competitiveness and not only allow us to generate additional orders from existing customers, but are also leading to new business opportunities and increased market share. Additionally, we expect that the equipment we have in place, and selected equipment that we plan to purchase to expand our capabilities, will provide us with sufficient capabilities to meet our expected customer requirements.

•

Creating strategic customer teams to focus our resources on strategic accounts. We are focusing on increasing sales to our strategic customers who have the ability to add more business to existing product lines where we are already qualified. We have dedicated cross functional teams consisting of Sales, Customer Service, Engineering and Production focused along customer lines, which enables us to respond more effectively to customer requirements and efficiently allocate resources throughout the organization.

•

Expanding the level of business we do with top customers while concurrently diversifying our customer base. We will continue to try to strengthen our relationships with existing top customers, which offer the greatest opportunity for improved sales in the short-term, while concurrently pursuing new customers in an effort to diversify our customer base.

•

Focusing on customer driven new product development. This effort involves increasing our applications engineering function and participating in new customer driven product introductions, which we believe has traditionally been a strength of our company. For example, we are developing a thinner package technology, what we call our Thin LPCC. We believe this technology will be in high demand as it will be used in the newest generation of consumer and portable devices.

•

Continuing to reduce our cost structure and increase our working capital. Over the last year, as a result of the completion of our move to China we have achieved a more efficient manufacturing process that enables us to achieve enhanced quality, cycle times and yields. We continue to manage costs resulting in a leaner and more efficient organizational structure, which provides us with a more competitive cost structure that can enhance our margin and working capital.

As part of our strategic plan to increase sales and market share, we re-focused our sales organization during the second half of calendar 2007. An important part of this plan was the addition of more sales personnel with extensive experience and strong industry contacts to our US and European teams, which gave us broader coverage in both markets. In particular, we believe that the European market is an area where we should be able to cultivate more business based on our past relationships with many leading semiconductor companies. In April 2008, we recruited a new member as President of the Company to assume the responsibility for ASAT’s worldwide sales organization.

With the completion of the move of our manufacturing operations to China, which is one of the fastest growing economic countries in the world, we are also actively pursuing domestic business opportunities. Our relationship with current customers remains strong and this serves as a platform for our on-going business growth.

For the nine months ended January 31, 2008, we managed to increase our penetration into existing customers through expansion of current product lines and new opportunities. We are also actively pursuing opportunities with new customers and have secured a number of business wins.

New product development is another part of our growth plan. We continue to focus on creating thinner package technologies as we believe that more customer applications, especially on the consumer area, will require these packages to accommodate larger displays in handheld devices. The move to thinner packages also is part of the trend to consolidate more functions into these products. Our primary focus for these development efforts are for products that will utilize our LPCC, TAPP™ and SiP package types.

Our manufacturing operations have shown continuous improvement since we moved to China, and we are leveraging our new facility to expand revenue. We currently have the ability to accommodate un-forecasted upside in orders due to our improved utilization and additional capacity, and we believe this capability will help increase revenue and drive market share gains. The gross margin for the nine months ended January 31, 2008 increased to 12.9% as compared with 9.6% for the nine months ended January 31, 2007. Net loss was reduced to $15.9 million for the nine months ended January 31, 2008 compared the net loss of $24.1 million for the nine months ended January 31, 2007.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to going concern assumption, allowance for doubtful accounts, revenues, inventories, asset impairments, income taxes, commitments and contingencies. We base our estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and judgments under different assumptions or conditions. A summary of our significant accounting policies used in the preparation of consolidated financial statements appears in Note 2 of the notes to the consolidated financial statements in our annual report on Form 20-F for the fiscal year ended April 30, 2007 for further details.

Basis of Presentation. We determined that the going concern basis of presentation is appropriate based on our estimates and judgments of future performance of the Company, future events and projected cash flows. At each balance sheet date, we evaluate our estimates and judgments as part of our going concern assessments. As our existing $20 million revolving credit facility will expire in September 2008, the management is in the process of obtaining external financing, including, but not limited to, the renewal of the existing $20 million revolving credit facility, to facilitate our required working capital needs. While we believe receipt of financing is likely, there can be no assurance that it will be obtained. If such financing is not obtained for any reason there may be questions regarding our ability to continue as a going concern. We believe that there will be sufficient financial and cash resources to finance the company as a going concern in the next twelve months. Accordingly, we have prepared our financial statements on a going concern basis.

Revenue Recognition and Risk of Loss. We do not take ownership of customer-supplied semiconductor wafers or die. The title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. No revenue is recognized unless there is persuasive evidence that an arrangement exists, the price is fixed or determinable, delivery has occurred and services rendered and our ability to collect is reasonably assured. Revenue from the assembly and test of semiconductor products is recognized when title and risk of loss relating to our materials transfer to the customer, which transfer generally takes place when the product is shipped to the customer from our facility. Shipping and handling costs associated with product sales are included in cost of sales. Such policies are consistent with provisions in the SEC’s Staff Accounting Bulletin, or SAB, No. 101, “Revenue Recognition in Financial Statements”, as revised by SAB No. 104, “Revenue Recognition”.

Inventory Valuation. At each balance sheet date, we evaluate our ending inventories for obsolete and non-saleable items. This evaluation considers analyses of actual and projected future sales levels by product compared with inventories on hand, and evidence of customers’ expectation to buy back excess inventories as per our written supplier agreements. To project future sales, we make estimates based on customers’ forecasted demand and historical sales performance. In addition, we consider the need to write down to net realizable value of inventories we believe to be obsolete or non-saleable. Remaining inventory balances are adjusted to approximate the lower of cost or net realizable value. If future demand or market conditions are less favorable than our projections, we would consider additional inventory write-downs which would be reflected in cost of sales in the period a determination is made.

Impairment of Long-Lived Assets. We routinely consider whether indicators of impairment of long-lived assets are present in accordance with Statements of Financial Accounting Standards, or SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. If such indicators are present, we recognize an impairment charge equal to the difference between the fair value and the carrying value of such assets. Fair value is best determined by quoted market prices in active markets. If quoted market prices are not available, other methods that can be used include discounted future cash flows or appraisals. If the assets determined to be impaired are to be held and used, we recognize an impairment charge to the extent the fair value attributable to the asset is less than the asset’s carrying value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset. We may incur impairment losses in future periods if factors influencing our estimates change or if our expectations for future revenues and the ability to utilize our assets change. While our cash flow assumptions and estimated useful lives are consistent with our business plan, there is significant judgment involved in determining these cash flows.

In addition, we evaluate our asset utilization and consider whether certain long-lived assets should be either written off or held for disposal. Assets classified as held for disposal are separately presented and are measured at the lower of their depreciated cost or fair value less costs to sell. A loss is recognized for any initial or subsequent write-down to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell, but not in excess of the cumulative loss previously recognized. A gain or loss not previously recognized that results from the sale of a long-lived asset is to be recognized at the date of sale.

Deferred Income Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We need to make judgments to estimate future taxable income and consider prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed. We provided a full valuation allowance against the deferred tax assets of subsidiaries in both the United States and Hong Kong as of January 31, 2008 and April 30, 2007 due to uncertainties surrounding the realizability of these benefits in future tax returns.

Commitments and Contingent Liabilities. At each balance sheet date, when a loss contingency exists, we assess the likelihood that future events will confirm the loss or impairment of an asset or the incurrence of a liability, which may include probability of an outcome of litigation unfavorable to us, and determine whether conditions for accrual of loss contingencies as stated in SFAS No. 5, “Accounting for Contingencies” are met. For this purpose, an estimated loss from a loss contingency is accrued by a charge to the statement of operations if (1) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of financial statements, and (2) the amount of loss can be reasonably estimated. Accordingly, no accrual is made if one or both of these conditions are not met. The nature of such loss contingency, if any, is disclosed in the notes to the financial statements.

Recently Adopted Accounting Standard

In July 2006, the FASB issued FASB Interpretations 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under FIN 48, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values.

We adopted the provision of FIN 48 effective May 1, 2007 and determined that there were no additional uncertain tax benefits or liabilities that need to be recorded.

The U.S. Securities and Exchange Commission, or SEC, has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and which require our most difficult, complex or subjective judgments or estimates. Based on this definition, we believe our critical accounting policies include the policies of basis of presentation, revenue recognition and risk of loss, inventory valuation, impairment of long-lived assets, deferred income taxes and commitments and contingent liabilities. For all financial statement periods presented, there have been no modifications to the application of these critical accounting policies.

New Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are in the process of evaluating the potential impact of this standard.

In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. FAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This Statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. This Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, Fair Value Measurements, and No. 107, Disclosures about Fair Value of Financial Instruments. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are now in process of evaluating the potential impact of this standard.

In December 2007, the FASB issued SFAS No. 141(revised 2007), “Business combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) requires an acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. As of the date of this report, we do not have any acquisition and SFAS No. 141(R) does not have any impact to us as of the date of this report.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in consolidated Financial Statements, an amendment of ARB No.51” (“SFAS No. 160”). SFAS No. 160 clarifies that a noncontrolling or minority interest in a subsidiary is considered an ownership interest and, accordingly, requires all entities to report such interests in subsidiaries as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. As of the date of this report, we do not have any investments that are either not controllable by us or we own a minority interest and SFAS No. 160 does not have any impact to us as of the date of this report.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. As of the date of this report, we do not have any hedging derivative and SFAS No. 161 does not have any impact to us as of the date of this report.

In April 2008, the FASB finalized Staff Position No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). The position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. The position applies to intangible assets that are acquired individually or with a group of other assets and both intangible assets acquired in business combinations and asset acquisitions. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. As of the date of this report, we do not have any intangible assets and FSP 142-3 does not have any impact to us as of the date of this report.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 defines the order in which accounting principles that are generally accepted should be followed. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. We do not expect the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.

In May 2008, the FASB finalized Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). The position clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by APB Opinion No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. FSP APB 14-1 further specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent period. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. As of the date of this report, we do not have any convertible debt instruments that may be settled in cash upon conversion and FSP APB 14-1 does not have any impact to us as of the date of this report.

Results of Operations

The following table contains certain unaudited condensed consolidated statements of operations and comprehensive loss data for the periods listed and sets forth such data as a percentage of net sales for the periods listed:

	(Unaudited) Three Months Ended				(Unaudited) Nine Months Ended
	January 31, 2008		January 31, 2007		January 31, 2008		January 31, 2007
	($ in thousands: % of net sales)				($ in thousands: % of net sales)
Net sales	$41,764	100.0%	$41,546	100.0%	$119,733	100.0%	$128,868	100.0%
Cost of sales	36,783	88.1	37,674	90.7	104,284	87.1	116,528	90.4
Gross profit	4,981	11.9	3,872	9.3	15,449	12.9	12,340	9.6
Selling, general and administrative	4,157	10.0	5,584	13.5	14,529	12.1	16,271	12.6
Research and development	519	1.2	507	1.2	1,529	1.3	1,743	1.4
Reorganization expenses	149	0.3	763	1.8	373	0.3	1,791	1.4
Facilities and relocation charges	—	—	405	1.0	—	—	2,958	2.3
Total operating expenses	4,825	11.5	7,259	17.5	16,431	13.7	22,763	17.7
Income (loss) from operations	156	0.4	(3,387)	(8.2)	(982)	(0.8)	(10,423)	(8.1)

Three Months and Nine Months Ended January 31, 2008 Compared to Three Months and Nine Months Ended January 31, 2007

Net Sales

The following table sets forth the breakdown of net sales by product category for the periods indicated:

	(Unaudited) Three Months Ended				(Unaudited) Nine Months Ended
	January 31, 2008		January 31, 2007		January 31, 2008		January 31, 2007
	($ in thousands: % of net sales)				($ in thousands: % of net sales)
Chipscale packages (CSP) assembly services	$31,531	75.5%	$31,872	76.7%	$88,980	74.3%	$93,215	72.3%
Non-CSP laminate packages assembly services	4,920	11.7	3,913	9.4	13,234	11.1	12,603	9.8
Non-CSP leadframe packages assembly services	4,248	10.2	4,349	10.5	13,365	11.1	15,455	12.0

Subtotal for assembly services	$40,699	97.4%	$40,134	96.6%	$115,579	96.5%	$121,273	94.1%
Test services	1,065	2.6	1,412	3.4	4,154	3.5	7,595	5.9

Total net sales	$41,764	100.0%	$41,546	100.0%	$119,733	100.0%	$128,868	100.0%

Net sales increased by 0.5% to $41.8 million for the three months ended January 31, 2008 as compared to $41.5 million for the three months ended January 31, 2007. Net sales decreased by 7.1% to $119.7 million for the nine months ended January 31, 2008 as compared to $128.9 million for the nine months ended January 31, 2007.

Net sales for assembly services of $40.7 million for the three months ended January 31, 2008 is comparable to $40.1 million for the three months ended January 31, 2007.

Net sales for assembly services decreased by 4.7% to $115.6 million for the nine months ended January 31, 2008 as compared to $121.3 million for the nine months ended January 31, 2007. The decrease in net sales for assembly services during the period was mainly attributable to a decrease in unit sales volume as a result of change in our product mix due to change in our customers demand. Net sales for assembly services accounted for 96.5% and 94.1% of total net sales for the nine months ended January 31, 2008 and 2007, respectively. Net sales from chipscale packages represented 74.3% of total net sales for the nine months ended January 31, 2008 as compared to 72.3% of total net sales for the nine months ended January 31, 2007. Our mix of assembly services shifted mostly toward chipscale packages during the nine months ended January 31, 2008 as compared to the corresponding prior period because of increased market demand for those packages from new and existing customers.

Net sales from test services decreased by 24.6% to $1.1 million for the three months ended January 31, 2008 as compared to $1.4 million for the three months ended January 31, 2007. Also, net sales from test services decreased by 45.3% to $4.2 million for the nine months ended January 31, 2008 as compared to $7.6 million for the nine months ended January 31, 2007. These decreases are primarily attributable to a decrease in unit test volume as a result of excess capacity in the market for test services.

Gross Profit

Gross profit for the three months ended January 31, 2008 was $5.0 million, as compared to gross profit of $3.9 million for the three months ended January 31, 2007. Gross margin increased to 11.9% for the three months ended January 31, 2008, as compared to 9.3% for the three months ended January 31, 2007. Gross profit for the nine months ended January 31, 2008 was $15.4 million, as compared to gross profit of $12.3 million for the nine months ended January 31, 2007. Gross margin increased to 12.9% for the nine months ended January 31, 2008, as compared to 9.6% for the nine months ended January 31, 2007. This increase was attributable to our ability to reduce our manufacturing costs after the migration of our entire manufacturing operations to China. In particular, labor costs were reduced as a result of our access to skilled and low cost workforce in China, and production efficiency has improved due to an improved layout design in our new premises. We are continuing to explore ways to improve our cost structure during the course of localization. For the three months and nine months ended January 31, 2008, we recorded $79 thousand and $928 thousand, respectively, in inventory write-offs, as compared to $217 thousand and $255 thousand for the three months and nine months ended January 31, 2007, respectively.

Selling, General and Administrative

Selling, general and administrative expenses decreased by 25.6% to $4.2 million for the three months ended January 31, 2008, as compared to $5.6 million for the three months ended January 31, 2007. For the nine months ended January 31, 2008, selling, general and administrative expenses decreased by 10.7% to $14.5 million, as compared to $16.3 million for the nine months ended January 31, 2007. This decrease primarily resulted from the improvement of cost control.

Research and Development

Research and development expenses increased by 2.4% to $519 thousand for the three months ended January 31, 2008, as compared to $507 thousand for the three months ended January 31, 2007. For the nine months ended January 31, 2008, research and development expenses decreased by 12.3% to $1.5 million, as compared to $1.7 million for the nine months ended January 31, 2007. The reduction of research and development expenses for the period was a result of the improved cost structure and more effective use of the external research facilities to supplement projects’ need.

Reorganization Expenses

For the three months and nine months ended January 31, 2008, the Company incurred approximately $149 thousand and $373 thousand, respectively, in reorganization expenses, mostly as a result of the lay-off of 16 and 45 employees, respectively, primarily in the Company’s Hong Kong operations, as part of the Company’s transition of all of its manufacturing operations to Dongguan, China and the Company’s US operations, as part of the Company streamline exercise for overseas offices. For the three months and nine months ended January 31, 2007, the Company also terminated the services of 40 and 188 employees, respectively, primarily in the Hong Kong manufacturing operations. The aggregate amount of the reorganization expenses charged to the statements of operations amounted to $763 thousand and $1.8 million in the three months and nine months ended January 31, 2007, respectively.

Other (Expense) Income, Net

During the three months and nine months ended January 31, 2008, we incurred $111 thousand in other loss and earned $179 thousand in other income, respectively, consisting of interest income, exchange loss and other miscellaneous income. During the three months and nine months ended January 31, 2007, we earned $564 thousand and $1 million in other income, respectively, consisting of interest income, exchange gain and other miscellaneous income. The change in other (expense) income, net is mainly due to the change in exchange difference.

Facilities and Relocation Charges

During the three months and nine months ended January 31, 2007, we incurred $405 thousand and $3.0 million, respectively, in facilities and relocation charges in connection with the transfer of our assembly and test operations from Hong Kong to Dongguan, China. No such expenses were incurred during the three months and nine months ended January 31, 2008.

Interest Expense

Interest expense was $4.9 million for the three months ended January 31, 2008, as compared to $4.8 million for the three months ended January 31, 2007, representing a $0.1 million increase. Interest expense was $14.8 million for the nine months ended January 31, 2008, as compared to $14.7 million for the nine months ended January 31, 2007, representing a $0.1 million increase. Of the interest expense for three months and nine months ended January 31, 2008, $3.5 million and $10.5 million were attributable to interest on our 9.25% senior notes due 2011, respectively. The remaining balance represented interest paid for capital lease obligations and short-term bank loans, as well as the amortization of deferred charges, including warrant expenses, relating to the issuance of our 9.25% senior notes due 2011, Series A Preferred Shares and our purchase money loan facility. Of the interest expenses for the three months and nine months ended January 31, 2007, $3.5 million and $10.5 million were attributable to interest on our 9.25% senior notes due 2011. The remaining balance mainly represented interest paid for capital lease obligations and short-term bank loan, as well as the amortization of deferred charges relating to the issuance of 9.25% senior notes due 2011, Series A Preferred Shares and our purchase money loan facility.

Income Tax Expense

During the three months and nine months ended January 31, 2008, we incurred an income tax expense of $130 thousand and $241 thousand respectively as compared to $nil for the three months and nine months ended January 31, 2007. The income tax expense for the three months and nine months ended January 31, 2008 was primarily attributable to a provision for overseas profits tax.

Liquidity and Capital Resources

Cash flow. Cash and cash equivalents were $12.3 million as of January 31, 2008, as compared to $7.3 million as of April 30, 2007, representing an increase of $5 million.

Cash provided by operating activities. For the nine months ended January 31, 2008, our net cash provided by operating activities was $7.7 million, representing a decrease of $3.9 million as compared to $11.6 million for the nine months ended January 31, 2007. The net cash flow of $11.6 million for the nine months ended January 31, 2007 included $6 million trade prepayment received from a customer. The remainder of net increase in operating cash flow for the nine months ended January 31, 2008 was mainly derived from the reduction of net loss from $24.1 million for the nine months ended January 31, 2007 to $15.9 million for the nine months ended January 31, 2008.

Cash used in investing activities. Net cash used in investing activities was $7.0 million for the nine months ended January 31, 2008, representing a reduction in cash outflow of $7.2 million as compared to $14.2 million for the nine months ended January 31, 2007. The reduction in cash flow was mainly attributable to a reduction in payment for the facilitization of the China factory as well as other capital expenditures that were incurred upon the completion of the move of our manufacturing operations to Dongguan, China during the nine months period ended January 31, 2007. Payments for facilitization of the China factory for the nine months period ended January 31, 2008 and 2007 were $6.9 million and $13.8 million, respectively. The balance of payment included in the investing activities in both periods consisted primarily of the purchase of equipment and machinery to facilitate our manufacturing operations in Dongguan, China.

Cash provided by (used in) financing activities. Net cash provided by financing activities was $4.2 million for the nine months ended January 31, 2008, representing an increase of $2.5 million as compared to net cash provided by financing activities of $1.7 million for the nine months ended January 31, 2007. Cash provided by financing activities for the nine months ended January 31, 2008 was combined of the repayment of capital lease obligations and net proceeds from drawing down of new bank facilities of $5.1 million. Cash provided by financing activities for the nine months ended January 31, 2007 included $2.6 million from new short term bank loan, $0.5 million from our rights offering and $0.2 million from exercise of stock options, which was partially offset by $1.6 million for the repayment of capital lease obligations.

Capital Expenditures and Material Financing Arrangements

Capital commitments and expenditures

As of January 31, 2008, we had commitments for capital expenditures of approximately $1.9 million. These capital expenditures would be used for maintenance and enhancement of our production equipment at our Dongguan, China facilities. We currently intend to fund our capital expenditures with the existing cash resources and positive cash flow generated from the savings that we are now realizing and expect to realize in the future from reductions in cost structure from the completion of the move of our manufacturing operations to Dongguan, China. We will also continue to seek financing from customers and financial institutions to fund our future capital expenditures. The execution of these plans is highly dependent upon the progress of our business growth and the technological requirements to maintain the competition edge of our company.

Material financing arrangements

On July 31, 2005, we entered into agreements for a private financing of $30 million with JPMP Master Fund Manager, L.P. (“JPMP”) related funds and QPL, two of our principal shareholder groups, and affiliates of these two entities, in the form of a $15 million preferred share financing and a $15 million purchase money loan facility.

The preferred share financing provided for the issuance and sale of 300,000 Series A Preferred Shares for a total price of $15 million and the issuance of five-year warrants for a total of 20 million ordinary shares exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS), of which five-year warrants for a total of 5 million ordinary shares were issued as an arrangement fee. The securities purchase agreement for the Series A Preferred Share financing was amended and restated on October 27, 2005 to, among other things, add Olympus-ASAT II, L.L.C. (“Olympus”), as a party. The Series A Preferred Share financing closed on October 27, 2005.

The second $15 million of this financing is a purchase money loan facility from Asia Opportunity Fund, L.P., an affiliate of JPMP, and related funds. The facility may be drawn upon in two tranches. The first tranche of $10 million may be drawn upon if our consolidated cash position falls below $10 million. A second tranche of an additional $5 million may be drawn upon if our consolidated cash position again falls below $10 million. The maturity date of the loans made in a tranche was originally two years from the date such tranche is advanced. The interest rate payable on the loans is 15% per annum, with interest to be paid on a quarterly basis. We issued the administrative agent, on the date of the issuance and sale of Series A Preferred Shares described above, warrants to purchase an aggregate of 5,000,000 ordinary shares, which is the equivalent of 333,333 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS).

On January 25, 2006, we borrowed the first $10 million tranche of funding under the purchase money loan facility. In return for drawing upon the first tranche, we issued the lenders under the purchase money loan facility warrants to purchase an aggregate of 15,668,170 ordinary shares, which is the equivalent of 1,044,544 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS), as well as paid a commitment fee of $850,000 on a pro rata basis to the lenders that funded the first tranche. In each case, the warrants are exercisable for five years from the date of issuance. On July 31, 2007, the second $5 million tranche commitment expired and was not drawdown. Therefore, the remaining second tranche of $5 million is no longer available to us.

On August 23, 2007, we amended the purchase money loan facility to, among other things, extend the maturity due date of the $10 million principal amount until April 30, 2009 and extend the payment due date for interest payments (and interest on such interest) for March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 to become due on October 31, 2007. In return for amending the purchase money loan facility, we agreed to issue to the lenders under the purchase money loan facility warrants exercisable, in the aggregate, for a total of not more than 5% of ASAT Holding’s total outstanding ordinary shares on a fully diluted basis. On October 1, 2007, we issued in total of 35,766,900 warrants to the lenders. These warrants would, in the aggregate, be exercisable for a total of approximately 4.6% of our total outstanding ordinary shares on a fully diluted basis. The warrants have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

On October 10, 2007, we amended the purchase money loan facility to extend the payment due date for interest including any penalty interest as required by the agreement. Interest that was due or will be due for payment on or before December 31, 2008 will be due and payable on December 31, 2008.

The purchase money loan facility is unsecured and contains various affirmative and negative covenants binding on us and our subsidiaries, including limitations on us and our subsidiaries’ ability to incur indebtedness, grant liens on assets, pay dividends and enter into transactions with affiliates. In addition, we will be required to repay the loans with the net proceeds of certain issuances of equity and debt and certain asset sales.

We have agreed to file a registration statement covering the resale of the shares issuable upon exercise of the Series A Preferred Shares and warrants described above. We have obtained a waiver on such obligation until such time as we are notified to file a registration statement, which has not yet occurred as of the date of this report. We have withdrawn all previous filings with the U.S. Securities and Exchange Commission, or SEC, on this matter.

As required by the securities purchase agreement, in July 2006, we completed a rights offering of the Series A Preferred Shares and warrants for the benefit of existing shareholders, excluding the purchasers of the Series A Preferred Shares and certain other shareholders that waived participation in the rights offering. In the rights offering, we distributed one subscription right for every 1,850 of our ordinary shares, or for every 123 of our ADSs, owned. Each subscription right entitled the recipient to purchase for $50.00 a unit consisting of one Series A Preferred Share and a warrant to purchase 50 ordinary shares. We sold 9,799 units in this offering and received gross proceeds of $489,950 in the rights offering.

On March 15, 2006, we paid the semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 11.15 of our ordinary shares per Series A Preferred Share and 3,345,054 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly-owned subsidiary of QPL.

On September 15, 2006, we paid the semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 36.73 ordinary shares per Series A Preferred Share and 11,020,338 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 9.97 ordinary shares per Series A Preferred Share and 97,706 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares.

On March 15, 2007, we paid semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 26.74 ordinary shares per Series A Preferred Share and 8,021,906 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 26.74 ordinary shares per Series A Preferred Share and 262,025 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares.

On September 15, 2007, we paid semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 84.84 ordinary shares per Series A Preferred Share and 25,452,045 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 84.84 ordinary shares per Series A Preferred Share and 825,876 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares.

On March 15, 2008, we paid semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 91.10 ordinary shares per Series A Preferred Share and 27,329,665 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 91.10 ordinary shares per Series A Preferred Share and 835,269 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares.

On May 1, 2006, we entered into a financing agreement with a customer to provide us $6 million of financing in the form of advance payments for assembly and test services, subject to certain conditions. The advance was made to us on June 9, 2006. The primary purpose of this financing is to purchase new equipment to support the customer’s production capacity demands. This financing bears no interest and is to be repaid beginning in January 2007 by off-setting amounts against our receivables from our future sales to the customer up to a fixed maximum monthly amount, with any difference between this maximum amount and receivables from our sales to the customer in a given month being paid by us in cash. Such arrangement was terminated on January 17, 2008, and the advance from customer was fully offset against the receivable as of January 31, 2008.

In September 2006, ASAT China obtained a revolving credit facility of RMB30 million (approximately $4.1 million) from a Chinese bank. The interest rate payable on the revolving credit facility is 6.12% per annum, with interest to be paid on a monthly basis. The revolving credit facility is secured by the pledge of certain equipment of ASAT China purchased with the proceeds of such facility and may be extended after one year. On October 8, 2006, ASAT China drew down RMB20 million (approximately $2.8 million) which was due in October 2007. In September 2007, ASAT China rolled over the original RMB20 million for another year at the interest rate of 7.29%. On April 30, 2007, ASAT China drew down the remaining balance of this revolving credit facility with maturity date on April 30, 2008. As such, the entire borrowing of RMB30 million (or $4.1 million) with regard to this revolving credit facility remains outstanding as of January 31, 2008. On April 30, 2008, ASAT China repaid RMB10 million (or $1.3 million) of this revolving credit facility.

In September 2007, ASAT China obtained a revolving credit facility of RMB150 million (approximately $20 million) with a term of one year. This facility is secured by certain trade receivables of ASAT China. As of the date of this report, we have drawn down $6.5 million from this revolving credit facility.

We have occasionally been in default or otherwise been out of compliance with the covenants and conditions in the agreements governing our debt. Such defaults have been cured or otherwise remedied by obtaining amendments or waivers from our creditors.

On August 1, 2007, we did not pay the regularly scheduled interest payment of approximately $6.9 million on our 9.25% senior notes due 2011. We have subsequently paid such interest payment, including accumulated penalty interest, on August 28, 2007, which was within the 30 days grace period permitted under the Indenture governing our 9.25% senior notes due 2011.

On August 23, 2007, we received consents from approximately 98% of holders of our 9.25% senior notes due on 2011 to enter into a supplemental indenture dated August 27, 2007, which amended certain provisions of the Indenture and waived certain defaults and events of default that may have occurred or may occur. The amendments included: (i) elimination of restrictions on the value of the assets that may be held by ASAT China; (ii) expand the ability of our company and our subsidiaries to secure financing from additional sources; and (iii) extend the deadline for us to fulfill our reporting obligations under the Indenture. In return, we agreed to issue warrants for ordinary shares in connection with the amendment of the Indenture and these warrants will be issued to eligible holders of our 9.25% senior notes due 2011 who consented to the solicitation of consents ended August 23, 2007 to amend the Indenture, subject to certain conditions specified therein. On October 1, 2007, we issued in total of 35,766,900 warrants to the eligible holders. These warrants would, in the aggregate, be exercisable for a total of approximately 4.6% of our total outstanding ordinary shares on a fully diluted basis. The warrants have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

As our $20 million revolving credit facility will expire in September 2008, we are in the process of obtaining external financing, including, but not limited to, the renewal of our existing $20 million revolving credit facility, to facilitate our required working capital needs. While we believe receipt of financing is likely, there can be no assurance that it will be obtained. If such financing is not obtained for any reason there may be questions regarding our ability to continue as a going concern. With our existing cash and cash equivalents, anticipated cash flow from operations based on current market conditions, the existing external financing and the continuing exploration of external financing, we believe that there will be sufficient financial resources to meet our anticipated cash needs in the ordinary course of business for at least the next twelve months.

Debt. As of January 31, 2008, our total outstanding debt was approximately $170.2 million, consisting of $150.0 million of 9.25% senior notes due 2011, $1.6 million of capital lease obligations, $9.3 million under our purchase money loan facility (the principal amount of the loan which we must repay is $10 million) and $9.3 million under our revolving credit facilities with Chinese banks. The Indenture requires the Company to comply with certain covenants, which in addition to limiting our ability to incur debt, limit our ability to:

•	Pay dividends, redeem capital stock and make certain other restricted payments or investments, including loans, guarantees and advance;

•	Incur additional indebtedness, including guarantees, or issue certain equity interests;

•	Merge, consolidate or sell all or substantially all of our assets;

•	Issue or sell capital stock of some of our subsidiaries;

•	Sell or exchange assets or enter into new businesses;

•	Create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	Create liens on assets; and

•	Enter into particular types of transactions with affiliates or related persons.

Our purchase money loan facility contains these restrictions plus additional restrictions on our ability to incur debt.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements consist of the agreements relating to our Phase I and Phase II facilities in Dongguan, China. We entered into a lease for our Phase I facility in Dongguan, China in August 2002 under which the lessor was responsible for the design and construction of the factory facility. We are obligated to pay a monthly rental payment and management service fee for a period of 15 years from September 2003. These monthly rental payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of the rental term, HK$350,000 (approximately $45 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the seventh to eleventh years and HK$385,000 (approximately $49 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the twelfth to fifteenth years. Under the terms of the lease, we have an option and a right of first refusal to purchase the Phase I facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule or, subsequent to October 2009, at prices based on the then fair market value of the factory facility and the related land use right. The highest price for the Phase I facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$108.4 million (approximately $13.9 million at an assumed exchange rate of HK$7.80 per $1.00), which is the amount we would be obligated to pay if we were to exercise our option and right of first refusal under the lease in October 2004. As of the date of this report, we have not exercised our purchase option.

We also entered into a lease for our Phase II facility in Dongguan, China in May 2004 under which the lessor was responsible for the design and construction of the facility. We are obligated to pay a monthly lease payment for a term of 15 years starting from August 2005. Under the terms of this Phase II lease, we are obligated to pay monthly payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.8 per $1.00) for the first six years of rental term and HK$700 thousand (approximately $90 thousand at an assumed exchange rate of HK$7.80 per $1.00) per month for the seventh to fifteenth years of the rental term. From October 31, 2008 and onward during the term of the lease, we have an option and a right of first refusal to purchase the Phase II facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule during the period from October 2008 to July 2011 and thereafter at prices based on the then fair market value of the facility and the related land-use right. The highest price for the Phase II facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$60.0 million (approximately $7.7 million at an assumed exchange rate of HK$7.80 per $1.00), which is the amount that we would be obligated to pay if we were exercise our option and right of first refusal under the Phase II lease in October 2008.

These arrangements enabled us to lease the Phase I and Phase II facilities from a third party rather than finance the construction of the facilities ourselves. If we had financed the construction of the Phase I and Phase II facilities, we would have been required to recognize a liability for obligations that we would undertake in connection with the financing.

Related Party Transactions

We purchase a significant amount of our leadframe requirements from QPL, as well as, to a significantly lesser extent, other raw materials, tooling and spare parts. We purchased raw materials from QPL amounted to $3.2 million and $2.7 million for the three months ended January 31, 2008 and 2007, respectively. All purchases from QPL are made in accordance with the Amended and Restated Supply Agreement, dated as of October 27, 2005, entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

The amount due to QPL, which represented the net payable to QPL as a result of the above, was unsecured and interest free.

As of January 31, 2008, we have an outstanding loan obligation, net of fair value adjustment, and interest payable to Asia Opportunity Fund, L.P., an affiliate of JPMP, and related funds of $9.3 million and $3.6 million which are recorded in “Purchase Money Loan” and “Accrued Liabilities and Other Payable” in our condensed consolidated balance sheet, respectively.

On October 1, 2007, we issued in total of 35,766,900 warrants to Asia Opportunity Fund, L.P., Chase Asia Investment Partners II (Y), LLC, CAIP Co-Investment Fund Parallel Fund (I) C.V. and CAIP Co-Investment Fund Parallel Fund (II) C.V., affiliates of one of our major shareholders, JPMP, in return for amending the purchase money loan facility (see item 2 - “Material financing arrangements” for details). The warrants have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. The fair value of warrants issued is approximately $1.6 million and it is amortized as an adjustment of interest expense over the remaining term of the purchase money loan. As of January 31, 2008, the unamortized fair value of the warrant was approximately $1.3 million and recorded in “Deferred Charges, Net”.

On February 28, 2008, we issued a total of 41.8 million warrants to Mr. T.L. Li, the acting Chief Executive Officer, for his compensation award. The warrant is exercisable with respect to 20.6 million ordinary shares immediately, with the remainder subject to certain vesting or performance criteria. The fair value of warrants issued is approximately $1 million and it has an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. However, inflation has been rising recently in the United States, China and other areas of the world where we do business. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Subsequent Events

On January 3, 2008, we received a compliance letter from Nasdaq stating that our market value of listed securities has been below $35,000,000 as required under Marketplace Rule 4320(e)(2)(B) for continued listing on the Nasdaq Capital Market. We were provided with 30 calendar days, until February 4, 2008, to regain compliance with the Nasdaq Capital Market’s continued listing requirements or be subject to delisting. We were also notified by Nasdaq by the same compliance letter that we do not comply with the minimum stockholders’ equity of $2,500,000 or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years, which are also requirements for continued listing on the Nasdaq Capital Market.

On January 3, 2008, we received another compliance letter from Nasdaq stating that, for a period of 30 consecutive trading days, our ADSs had closed below the minimum bid price of $1.00 per ADS as required under Nasdaq Marketplace Rule 4320(e)(2)(E)(ii) for continued listing on the Nasdaq Capital Market. We were provided with 180 calendar days, until July 1, 2008, to regain compliance with the Nasdaq Capital Market’s continued listing requirements or be subject to delisting.

On March 25, 2008, we received notice from the staff of Nasdaq regarding Nasdaq Hearing Panel’s determination on our non-compliance with Nasdaq continuing listing requirements, including maintaining the market value of our listed securities above $35 million, our stockholders equity above $2.5 million, and our net income of at least $500,000 from continuing operations for the most recently completed fiscal year or two of the last three most recently completed fiscal years. As a result, our ADSs were delisted and suspended from trading on the Nasdaq Capital Market on March 27, 2008.

After delisting from Nasdaq, our ADSs are now trading on the OTC Bulletin Board under the trading symbol “ASTTY.OB”.

On January 31, 2008, we entered into an early termination agreement with the Lender with respect of the sale-leaseback agreement of leased equipment, subject to certain requirements to be fulfilled therein. Accordingly, the lease agreement was terminated early, the prepaid lease of $1.5 million was offset against the outstanding lease payable and the restricted cash balance of $0.9 million was released to us on March 4, 2008.

On February 28, 2008, we issued in total of 41.8 million warrants to Mr. T.L. Li, the acting Chief Executive Officer, for his compensation award. The warrant is exercisable with respect to 20.6 million ordinary shares immediately, with the remainder subject to certain vesting or performance criteria. The fair value of warrants issued is approximately $1 million and it has an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

On April 10, 2008, ASAT China received a notice from the People’s Intermediate Court of the City of Dongguan, Guangdong, China concerning a lawsuit raised by Wellmean alleging that ASAT China breached its contract with Wellmean by failing to pay the remaining balance of the renovation fees of RMB7.7 million (or approximately $1.1 million) in connection with the construction of our Phase II manufacturing facility in Dongguan, China.

ASAT China disputes Wellmean has not fully performed its obligations under the contract and accordingly, has not settled the remaining balance of the renovation fee of RMB7.7 million. ASAT China intends to vigorously defend against Wellmean’s claims. Pursuant to PRC law, both ASAT and Wellmean need to provide a security deposit for this lawsuit. Therefore, on May 22, 2008, ASAT China has set aside over RMB 7.7 million (or approximately $1.1 million) in a segregated Chinese bank account that is controlled by the People’s Intermediate Court of the City of Dongguan, Guangdong, China as security deposit pending the final resolution of this lawsuit. Given the preliminary stage of the lawsuit and the inherent uncertainties of litigation, we are unable to predict the ultimate duration of the lawsuit or the eventual outcome or costs of defending such claims.

Forward-Looking Statements Disclaimer

This document contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects” and similar expressions. Risks and uncertainties that could affect us include, without limitation, dependence on the highly cyclical nature of the semiconductor industry, our ability to rapidly develop and successfully bring to market advanced technologies and services, the concentration of our business in the communications sector, the incurrence of significant capital expenditures for manufacturing technology and equipment, the success of operating our assembly and test facilities in Dongguan, China, the ability to employ and retain management and staff employees, our high debt leverage, our ability to service our debt obligations and the restrictive covenants contained in the agreements governing our indebtedness, fluctuating demand and continuous downward pressure on selling prices in the semiconductor industry, low capacity utilization rates, loss of a large customer, weaknesses in global economies, natural disasters, losses of power to our facilities in Dongguan, China, volatility in the market price of our ADSs, including the effects of the delisting of our ADSs from Nasdaq, risk that an active trading market in our ADSs will not be developed or maintained on the OTC Bulletin Board or any other trading market, environmental regulation, fluctuation in foreign currencies, uncertainty as to demand from our customers over both the long-term and short-term, competitive pricing and declines in average selling prices we experience, the timing and volume of orders relative to our production capacity, complexity in our assembly processes, the availability of financing, competition and the greater operating and financial resources of competitors, ability to successfully complete potential acquisitions and integrate other parties into our business, dependence on raw material and equipment suppliers, ability to transfer funds to and from our Chinese operating subsidiary, future developments of our lawsuit in China, seasonality in sales of our products and the enforcement of intellectual property rights by or against us and our ability to continue as a going concern. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made.

For a more detailed discussion of the known material risks and uncertainties facing the Company, please refer to the “Risk Factors” below.

We do not intend to update or revise any forward-looking statements made herein to reflect actual results or changes in assumptions, future events or otherwise. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

Substantially all of our revenue and costs, assets and liabilities have been denominated in either U.S. dollars or Hong Kong dollars. Substantially all our net sales are denominated and received in U.S. dollars. We purchase raw materials and machinery and equipment primarily in a mix of U.S. dollars and Japanese yen. Labor, manufacturing cost, and administrative costs are incurred primarily in Hong Kong dollars, Chinese Renminbi and U.S. dollars. Overall, we estimate that in fiscal years 2008 and 2009, substantially all of our marketing costs and operating expenses (excluding depreciation), will be in U.S. dollars or Chinese Renminbi. Following our recapitalization in 1999, substantially all borrowings have been in U.S. dollars, except for the revolving credit facility of RMB30 million (or $4.1 million) from a local Chinese bank, which is denominated in Renminbi.

The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HK$7.80 = $1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the pegged rate or abandon the peg altogether. Depreciation of the U.S. dollar against the Hong Kong dollar would generally increase our Hong Kong dollar expenses. Following the shut down of the Hong Kong manufacturing operations, our spending in Hong Kong dollars has been significantly reduced.

Additionally, our exposure to fluctuations in the value of the Chinese Renminbi has significantly increased due to the completed move of our manufacturing facilities to Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a narrow band that would float against a basket of foreign currencies. However, the Chinese government may decide to change or abandon this policy at its sole discretion at any time in the future. As of April 30, 2008, the exchange rate was RMB6.99 to $1.00 as compared to RMB7.69 to $1.00 as of April 30, 2007. This appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our China operations in U.S. dollar terms.

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. However, inflation has been rising recently in the United States, China and other areas of the world where we do business. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Item 4. Controls and Procedures

Evaluation of disclosure controls and procedures. We maintain “disclosure controls and procedures,” as such term is defined in Rules 13a – 15(e) and 15(a) – 15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) that are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Acting Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of the Company’s management, including our Acting Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the fiscal year covered by this report. Our Acting Chief Executive Officer and our Chief Financial Officer assumed their positions and responsibilities with us starting as of September 1, 2006 and July 18, 2007, respectively, and have relied upon the representations of management and employees regarding disclosure controls and procedures for the periods prior to the assumption of their current positions. Based on the evaluation, our Acting Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

Risk Factors

Risks relating to our business include the factors set forth below. Because of the following factors, as well as other factors affecting our operating results and financial condition, past financial performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

We have been operating at a net loss for each of the past five fiscal years and have had negative operating cash flow in fiscal 2003 and 2006, and had net current liabilities as of January 31, 2008

We have been operating at a net loss for each of the past five fiscal years. Our net loss for the fiscal years ended April 30, 2003, 2004, 2005, 2006 and 2007 was $99.1 million, $16.7 million, $60.4 million, $42.4 million and $35.0 million, respectively. We also had negative operating cash flow in fiscal 2003 and 2006 of $2.3 million and $7.1 million, respectively. Although we achieved positive operating cash flow for three consecutive quarters as of January 31, 2008, we cannot assure that we will be able to generate positive cash flow in the future.

Due to insufficient cash generated from operations, we have funded our operations through the sale of equity and debt securities, borrowings, equipment lease financings, shareholder financings and other financing arrangements. While we have been implementing cost reduction programs since the end of the January 2002 quarter, including the move of our assembly and test facilities from Hong Kong to lower-cost facilities in Dongguan, China, we continue to have significant fixed expenses and are incurring other manufacturing, sales and marketing, product development and administrative expenses. We are also obligated to make significant interest payments on our 9.25% senior notes due 2011 of approximately $7.0 million on August 1 and February 1 of each year. In January 2006, we obtained $10.0 million under our purchase money loan facility, which will be due on April 30, 2009. In September 2006, ASAT China obtained a revolving credit facility for RMB30 million with a term of one year. On October 8, 2006, ASAT China drew down RMB20 million (or $2.8 million) (which amount was rolled over in September 2007 for another one year term), and on April 30, 2007, ASAT China drew down the remaining balance of this revolving credit facility with maturity date on April 30, 2008, all of which remains outstanding as of January 31, 2008. On April 30, 2008, ASAT China repaid the RMB10 million (approximately $1.3 million). In September 2007, ASAT China obtained a revolving credit facility of RMB150 million (approximately $20 million) with a term of one year. This facility is secured by certain trade receivables of ASAT China. As of the date of this report, we have drawn down $6.5 million from this revolving credit facility.

In the event that we are unable to continue generating positive operating cash flow, we may be required to seek new or alternative financing to fund our operations in the future. Our ability to raise any future additional or alternative financing will be limited by our financial situation, including our high level of debt and negative net worth, and may be limited by market conditions, our controlling shareholders, who may oppose transactions that reduce their control or dilute their ownership positions, the covenants in the Indenture of our 9.25% senior notes due 2011, our purchase money loan agreement and our revolving credit facilities, any default or non-compliance with the covenants that govern any of our borrowings, as well as requirements to obtain approval of certain types of financings from our shareholders. For details of our borrowings, see “Risk Factors—We may not be able to finance future needs because of restrictions placed on us by the indenture governing our 9.25% senior notes due 2011 and the purchase money loan agreement.” We are also uncertain as to whether we can raise additional financing from our shareholders in the future. For these and other reasons outside our control, it may be difficult for us to raise additional capital if and when it is required or at all. If we are unable to raise future additional or alternate financing when needed, any of the following may occur:

•	our customer relationships and orders with our customers could deteriorate;

•	suppliers would be less willing to supply us or extend credit on acceptable terms, if at all;

•	employee attrition could increase; and

•	lenders could be unwilling to provide or refinance our debt.

If adequate capital is not available to us as required, or if it is not available on favorable terms, our business and financial condition would be adversely affected, which could negatively affect our ability to develop new technologies and products and services, increase production and compete effectively in our market, and we may not be able to meet our obligations as they become due. In addition, if adequate capital is not available to us, we will need to sell assets or seek to undertake a restructuring of our obligations with our creditors, and we cannot give assurances that we would be able to accomplish either of these measures on commercially reasonable terms, if at all. In any such case, we may not be able to continue as a going concern.

We will require a significant amount of cash to fund operating and capital expenditures and to service our debt.

Our ability to fund operating and capital expenditures and to service debt will depend significantly on our ability to generate cash from operations. For the nine months ended January 31, 2008 and 2007, the earnings to fixed charges deficiency were $0.1 million and $8.7 million, respectively. For the purpose of this calculation, “earnings” consisted of loss before income taxes and fixed charges, and “fixed charges” consisted of interest expense, including amortization of debt discount and debt issuance costs, and the interest portion within rental expenses which is estimated as one-third of the rental expenses relating to operating leases. We will need to generate cash flow in excess of current levels to fund operating and capital expenditures and to service our debt, including our 9.25% senior notes due 2011, our purchase money loan facility, our revolving credit facilities and capital lease obligations. However, we cannot assure you that we will be able to generate cash flow or obtain funds from other financing sources to fund our planned operations and capital expenditures or to service our debt. Our ability to generate cash from operations is subject to general economic, financial, market competition, industry, technology, legal and other factors and conditions, many of which are outside our control. In particular, our operations are subject to cyclical downturns and price and demand volatility in the semiconductor industry. If we cannot generate sufficient cash to service our debt or obtain financing, we may have to, among other things, reduce capital expenditures, reduce research and development expenditures, sell assets, restructure our debt, or obtain alternate financing, which may not be available on commercially acceptable terms or at all. We might not be able to take these actions or they may not be successful. Our ability to take any of these steps may be subject to approval by creditors, including future creditors, our shareholders and the holders of our 9.25% senior notes due 2011.

Our substantial indebtedness, related interest payments and required dividends could adversely affect our operations.

We have a significant amount of indebtedness that will increase further if we make any further drawdowns on our new RMB150 million revolving credit facility or if we are able to secure new financing. Our related interest payments and semiannual dividend payments on our Series A Redeemable Convertible Preferred Shares, or Series A Preferred Shares, also impose significant financial burdens on us. If further new debt is added to our consolidated debt level, the related risks that we now face could intensify. Covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, and encumber or dispose of assets. In addition, financial covenants contained in agreements relating to our existing and future debt could lead to a default in the event our results of operations do not meet our plans and we are unable to amend such financial covenants prior to default. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us, our financial condition and our capital structure.

Our substantial indebtedness has important consequences to our ability to operate our company. For example, it could, and does:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future working capital, capital expenditures, research and development and other general corporate requirements;

•	require us to dedicate a substantial portion of our cash flow from operations to service interest and principal payments on our debt;

•	limit our flexibility to react to changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage to any of our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds.

We may not be able to finance future needs because of restrictions placed on us by the Indenture governing our 9.25% senior notes due 2011 and the purchase money loan agreement and our revolving credit facilities.

The Indenture governing our 9.25% senior notes due 2011 contains, and agreements governing our future debt may contain, various covenants that limit our ability to, among other things:

•	pay dividends, redeem capital stock and make certain other restricted payments or investments, including loans, guarantees and advances;

•	incur additional indebtedness, including guarantees, or issue certain equity interests;

•	merge, consolidate or sell all or substantially all of our assets;

•	issue or sell capital stock of some of our subsidiaries;

•	sell or exchange assets or enter into new businesses;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	create liens on assets; and

•	enter into particular types of transactions with affiliates or related persons.

On August 23, 2007, we obtained consent from holders of our 9.25% senior notes due 2011 to amend certain provisions of the Indenture governing our 9.25% senior notes due 2011. As a result, we entered into a supplemental Indenture on August 27, 2007, which was filed as an exhibit to our annual report on Form 20-F for the fiscal year ended April 30, 2007 which is incorporated herein by reference.

The purchase money loan agreement entered into in connection with our shareholder financing contains various restrictive covenants, including those described above, and additional restrictions on our ability to incur indebtedness. On August 23, 2007, we entered into a waiver and amendment agreement with the lenders under our purchase money loan facility, and amended certain provisions of the purchase money loan agreement including, without limitation, extending the payment dates for certain principal and interest payments. Thereafter, the maturity due date of the $10 million principal was extended to April 30, 2009 and the maturity due date for interest payment (and interest on such interest) for March 31, 2006, June 31, 2006, September 30, 2006 December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 were extended to October 31, 2007. Such waiver and amendment agreement is filed as an exhibit to our annual report on Form 20-F for the fiscal year ended April 30, 2007 incorporated herein by reference. You should refer to “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” and “Item 10—Additional Information—Material Contracts” in our annual report on Form 20-F for the fiscal year ended April 30, 2007 for further details.

On October 10, 2007, we amended the purchase money loan facility to further extend the payment due date for interest including any penalty interest as required by the agreement. Interest that was due or will be due for payment on or before December 31, 2008 will be due and payable on December 31, 2008.

Our ability to comply with covenants contained in the Indenture governing our 9.25% senior notes due 2011, our purchase money loan agreement, our revolving credit facilities and other agreements governing indebtedness to which we may become a party may be affected by events beyond our control, including prevailing economic, financial and industry conditions. We operate in an industry that requires large capital expenditures for productivity improvements, and the Indenture governing our 9.25% senior notes due 2011, the purchase money loan agreement, our revolving credit facilities and other agreements governing other indebtedness, may limit our ability to finance these capital expenditures. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness and cross-defaults under the agreements governing other indebtedness to which we may become a party. Any such acceleration or cross-default could require us to repay or repurchase debt, together with accrued interest, prior to the date it otherwise is due, which could adversely affect our financial condition. Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business in our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financing, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us. Our ability to obtain needed future financing may require alternative financing arrangements with our customers to fund capital expenditures.

We are controlled by two principal groups of shareholders, and their interests may conflict with your interest.

Several private equity funds separately managed by or affiliated with JPMP Master Fund Manager, L.P. (formerly Chase Capital Partners) and Olympus Capital Holdings Asia, respectively, referred to as the “investor group” in this report, collectively owned approximately 39.7% of the outstanding ordinary shares of ASAT Holdings as of January 31, 2008. The investor group has signed a co-investment agreement generally to vote in unison on certain matters. QPL International Holdings Limited (“QPL”), its subsidiaries and its controlling shareholder collectively owned approximately 42.7% of the ordinary shares of ASAT Holdings as of January 31, 2008. The investor group and QPL together control ASAT Holdings’ board of directors, the election and nomination of new directors, management and policies. In addition, our current Acting Chief Executive Officer is a member of our board of directors and is affiliated with QPL, and our current Chief Financial Officer is the brother of a member of our board of directors who is affiliated with the investor group. For further information, see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F for the fiscal year ended April 30, 2007. QPL and the investor group are subject to a shareholders agreement and vote together on certain matters, including on the election of directors of ASAT Holdings. The investor group and QPL are not obligated to provide any financing under their current shareholders agreement. The investor group and QPL are not obligated to exercise their rights as shareholders in the interests of ASAT Holdings and may engage in activities that conflict with such interests. We have not established, and may be unable to establish, any procedures for resolving actual or perceived conflicts of interest between our principal shareholders and our other investors. Furthermore, disagreements between the investor group and QPL which cannot be resolved could adversely affect the management of our company.

The market price of our ADSs may be volatile and you may not be able to resell your ADSs at or above the price you paid, or at all. In addition, the liquidity of the ADSs may also be adversely affected by our recent delisting from the Nasdaq Capital Market.

Our ADSs have experienced substantial price volatility during the past three years, including the effect of variations between our anticipated and actual financial results, the published expectations of analysts, and announcements by our competitors and by us. From time-to-time, this volatility has been exacerbated by the relatively low average daily trading volumes of our ADSs. In addition, the stock market itself has experienced extreme price and volume fluctuations that have negatively affected the market price of the stocks of many technology and manufacturing companies. These factors, as well as general worldwide economic and political conditions, may materially adversely affect the market price of our ADSs in the future.

Our ADSs were transferred to the Nasdaq Capital Market from the Nasdaq Global Market (formerly the Nasdaq National Market) effective November 30, 2005. On January 3, 2008, we received a compliance letter from Nasdaq stating that our market value of listed securities has been below $35,000,000 as required under Marketplace Rule 4320(e)(2)(B) for continued listing on the Nasdaq Capital Market. We were provided with 30 calendar days, until February 4, 2008, to regain compliance with the Nasdaq Capital Market’s continued listing requirements or be subject to delisting. We were also notified by Nasdaq by the same compliance letter that we do not comply with the minimum stockholders’ equity of $2,500,000 or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years, which are also requirements for continued listing on the Nasdaq Capital Market. On January 3, 2008, we received another compliance letter from Nasdaq stating that, for a period of 30 consecutive trading days, our ADSs had closed below the minimum bid price of $1.00 per ADS as required under Nasdaq Marketplace Rule 4320(e)(2)(E)(ii) for continued listing on the Nasdaq Capital Market. We were provided with 180 calendar days, until July 1, 2008, to regain compliance with the Nasdaq Capital Market’s continued listing requirements or be subject to delisting.

On March 25, 2008, we received notice from the staff of Nasdaq regarding Nasdaq Hearing Panel’s determination on our non-compliance with Nasdaq continuing listing requirements, including maintaining the market value of our listed securities above $35 million, our stockholders equity above $2.5 million, and our net income of at least $500,000 from continuing operations for the most recently completed fiscal year or two of the last three most recently completed fiscal years. As a result, our ADSs were delisted and suspended from trading on the Nasdaq Capital Market on March 27, 2008.

After delisting from Nasdaq, our ADSs are now trading on the OTC Bulletin Board under the trading symbol “ASTTY.OB”. The liquidity and price of our ADSs could be further negatively impacted by the delisting from Nasdaq, the conversion of Series A Preferred Shares, the exercise of warrants and the payment of future dividends on our Series A Preferred Shares.

Since our ADSs have been delisted, the liquidity and price of our ADSs would most probably be negatively impacted. For example, the demand for our ADSs may be curtailed by certain investment entities that have self-imposed restrictions and/or investment limitations regarding the trading in and holding of securities that are not listed. Any of these entities that hold our ADSs prior to delisting may seek to sell their ADSs, which would tend to depress the price of our ADSs. In addition, the quotation of our ADSs on the Nasdaq Global Market preempted the operation of the laws of the various U.S. states relating to the qualification of securities. Securities listed on the Nasdaq Capital Market or that have been delisted do not preempt the operation of these laws and, as a result, the liquidity of our ADSs may be negatively impacted.

Our ADSs were delisted from Nasdaq and may be difficult to sell.

Our ADSs were delisted from Nasdaq on March 27, 2008, and now trade on the OTC Bulletin Board. As a consequence of the delisting, it may be more difficult to dispose of, or to obtain accurate quotations as to the market value of, our ADSs. In addition, the delisting may make our ADSs substantially less attractive as collateral for loans, for investment by financial institutions under their internal policies or state investment laws, or as consideration in future capital raising transactions.

Our ADSs are also subject to regulation as a “penny stock.” The SEC has adopted regulations that generally define “penny stock” to be any equity security that has a market price or exercise price less than $5.00 per share, subject to certain exceptions, including listing on Nasdaq. For transactions covered by the penny stock rules, the broker-dealer must consider the suitability of the purchaser, receive the purchaser’s written consent before the purchase, deliver a risk disclosure document before the purchase and disclose the commission payable for the purchase. Additionally, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The requirements of the penny stock rules restrict the ability to trade ADSs in the secondary market and the price at which our ADSs can be sold. After our ADSs have been delisted from Nasdaq, we may see a decline in our average daily trading volume and the trading price of our ADSs may experience wide fluctuations.

Our business is and will continue to be substantially affected by the highly cyclical nature of the semiconductor industry, which cyclicality is beyond our control.

Our business is substantially affected by market conditions in the semiconductor industry, which is highly cyclical. The industry has been subject to significant downturns characterized by reduced product demand, increased competition and declines in average selling prices and margins. Semiconductor industry conditions are often affected by manufacturing over-capacity and declining demand and reduced pricing in end-user markets.

The overall demand for semiconductors increased significantly during the period from the second quarter of calendar year 2003 through the first quarter of calendar year 2004, but in the July 2004 quarter, the semiconductor industry experienced a downturn and our net sales on a quarterly basis decreased sequentially from that quarter through the July 2005 quarter. Since the July 2005 quarter, the semiconductor industry has experienced a gradual recovery through the present, but we have failed to capture all the benefits of such recovery that we otherwise might obtain due to disruptions in our operations during our move to Dongguan, China, which was completed in our October 2006 quarter. After moving our manufacturing operations to China, we are able to improve our cost structure by taking advantage of skilled and low cost labor pool. However, if any future downturn in the semiconductor industry proves to be similar to the 2004 downturn, our business, financial condition and results of operations would be adversely affected, our cash position would further erode and we may be required to seek new financing, which may not be obtainable on acceptable terms or at all. We may also be required to reduce our capital expenditures, which in turn could hinder our ability to implement our business plan and to improve our productivity. In addition, we may need to expand our production capacity and throughput to maintain or increase revenues if average selling prices, or ASPs, decline, in connection with an industry downturn. Because of the past downturns in the semiconductor industry and the uncertainty of the gradual recovery, we continue to re-evaluate our product mix and the direction of our business. This re-evaluation led to significant write-downs of property, plant and equipment of approximately $81.8 million, $2.4 million and $19.9 million for the years ended April 30, 2003, 2004 and 2005, respectively. We may need to make additional write-downs in the future.

Our principal market is in the communications sector, which is subject to fluctuating demand and continuous pressure on selling prices.

A significant percentage of our net sales is derived from customers who use assembly or test services for semiconductor devices used in the communications sector, which comprised around 48% of our net sales. This sector has been subject to extreme fluctuations in demand, and in the past we have experienced a prolonged industry-wide slowdown in demand in the communications sector. Historically, the average selling price of communications products has continuously declined, and the resulting pricing pressure on services provided by us has led to reductions in our net sales and decreasing margins. For the past few years, we have embarked upon a strategy to diversify our customer base, increase margins and reduce dependency on the communications sector. Some of the other market sectors which we seek to diversify our customer base include the consumer, personal computers/computing and automotive/industrial sectors. However, decreasing average selling prices could also affect products in these sectors. Moreover, the execution of our strategy continues to take time and may ultimately not be successfully implemented. For example, we may lose customers, experience reductions in sales or experience lower margins for customers outside the communications sector. If we are unable to successfully implement our diversification strategy, our financial condition and results of operations could be materially adversely affected.

Our ability to rapidly develop and successfully bring to market advanced technologies and services is important to maintaining our competitive position and profitability.

The semiconductor industry is characterized by rapid technological developments. Since we have been reducing our investments in research and development in the last five fiscal years (and particularly between fiscal years ended April 30, 2006 and 2007 during which time we were implementing significant cost reduction measures), our research and development efforts may not yield commercially viable packages or test services to keep up with these technological changes. Any inability to meet our customers’ schedules for new product introductions could affect our revenue, prospects for growth and future customer relationships. Our customers seek advanced and quick time-to-market assembly and test capabilities for their increasingly complex end-user applications. Failure to maintain or increase investment in research and development or to advance our designs and process technologies successfully and in a timely manner could have a material adverse effect on our competitiveness and our profitability. Technological advances could lead to significant decreases in prices for maturing product offerings. Extending reliance on mature product offerings could reduce our gross margins.

We could be required to incur significant capital expenditures for manufacturing technology and equipment to remain competitive.

Semiconductor manufacturing has historically required, and in the future is likely to continue to require, a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit the manufacture of smaller, more efficient and more powerful semiconductor devices. Our assembly and test facilities have required and will continue to require significant investments in manufacturing technology and equipment in the future. We have made substantial capital expenditures and installed significant production capacity to support new technologies and increase production volume. We currently intend to fund our future capital expenditures with the existing cash resources and positive cash flow generated from the savings from reductions in our cost structure associated with the completion of the move of our manufacturing operations to Dongguan, China, from financing provided by our customers to purchase equipment to expand our capacity and from future new financings. However, our ability to generate consistent positive cash flow from our customers is uncertain so we cannot assure you that we will have sufficient capital resources to make further necessary investments in manufacturing technology and equipment. Our ability to sustain needed capital expenditures may require alternative financing, including financing arrangements with our customers to purchase equipment that primarily services such customers and new external financing. In addition, due to the long lead time involved in the pre-deployment development and product qualification activities that must precede a new product release, we may be called upon to make substantial investments in both package design efforts and in new manufacturing equipment well in advance of our being able to record appreciable revenues derived from those new products. Further, during each stage of the long qualification process required by customers for our products, which can take up to six months to complete, there is a substantial risk that we will have to abandon a potential assembly or test service which is no longer marketable or technologically feasible or competitive and in which we have invested significant resources. Even if we are able to qualify new packages, a significant amount of time will have elapsed between our investment in new packages and the receipt of any related revenues.

Because our industry is highly competitive and many of our competitors have greater operating and financial resources, we may not be able to secure new customers or maintain our customer base.

The semiconductor packaging and test industry is highly competitive, with approximately over 50 independent providers of semiconductor assembly services worldwide. We believe our principal competitors include Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., or Amkor, Carsem (M) Sdn. Bhd., Siliconware Precision Industries Co., Ltd. and STATS ChipPAC Ltd. Many of our competitors have greater operating capacity and financial resources than we do and have proven research and development and marketing capabilities. If demand for semiconductor assembly and test services were to continue to increase, our competitors would be at an advantage to us to capture this increased demand by utilizing their greater financial resources to more rapidly increase capacity. Many of our competitors also have established relationships with many large semiconductor companies that are current or potential customers of ours. Further, lengthy qualification periods and a familiarity between potential customers and their current assembly service providers may limit our ability to secure new customers.

We also compete indirectly with the in-house assembly and test service resources of many of our largest customers, the integrated device manufacturers, or IDMs. These IDM customers may decide to shift some or all of their assembly and test services to internally sourced capacity.

Due to this highly competitive environment, we may experience difficulties in securing business from new customers, additional business from our existing customers or even maintaining our current level of business with our existing customers. In addition, if the trend for semiconductor companies to outsource their packaging needs does not continue, we may not be able to maintain our customer base and our business and results of operations would be materially adversely affected.

If any of our competitors grow through acquisitions or equity investment financing and we are unable to similarly grow, we may have difficulties competing against those competitors in terms of volume production, price competitiveness and array of services.

Some of our competitors with greater financial resources have been able to grow through acquisitions or equity investment financing. There have been instances where one of our competitors has acquired the entire back-end assembly operations of an IDM. For example, Amkor acquired a substantial portion of IBM’s assembly and test operations in China and Singapore. Other examples of merger and acquisition activity among our competitors are the acquisition of ChipPAC, Inc. by ST Assembly Test Services Ltd., and the acquisitions of UltraTera Corp. and NS Electronics Bangkok Ltd. by United Test and Assembly Center. An example of equity investment financing is Temasek Holdings’ voluntary takeover bid to increase its equity shareholdings in STATS ChipPAC. As a result of such growth through acquisitions or equity investment financing, these competitors will have increased capacity or stronger financial resources, and may be better positioned to increase their market share by decreasing prices. Additionally, as a result of such acquisitions or equity investment financing, these competitors may be able to provide a broader array of services. If we are unable to grow our business through acquisitions or equity investment financing, we may have difficulties competing successfully against these competitors. In addition, the Indenture that governs our 9.25% senior notes due 2011, our purchase money loan agreement and our credit facilities require us to comply with certain covenants that limit our ability to enter into mergers or consolidations.

We face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether we can identify opportunities, complete the transactions and integrate the other parties into our business.

We believe that the semiconductor packaging industry may undergo consolidation, both with regard to consolidation among independent assembly services providers and with respect to the outsourcing of in-house assembly capacity of semiconductor IDMs. We believe it may become increasingly important to acquire or make investments in complementary business, facilities, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise. From time to time we have had discussions with companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions in the ordinary course of our business. We may not be able to identify suitable acquisition, investment, strategic or other partnership candidates or have sufficient resources to undertake such a transaction, which may place us at a disadvantage if our competitors are able to grow their market share through acquisitions, investments or strategic partnerships. If we do identify suitable candidates, we may not be able to complete those transactions on commercially acceptable terms or at all. If we acquire another company, we could have difficulty in integrating that company’s personnel, products, operations and technology. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and reduce the expected benefits of the acquisition.

Our assembly and test processes are complex and prone to error, which may create defects and adversely affect production yields.

Assembly and test services are prone to human error and equipment malfunction. Defective packages and services may also result from:

•	improper programming of customer specified manufacturing instructions;

•	contaminants in the manufacturing environment;

•	equipment deviations from process specifications;

•	the use of defective raw materials; or

•	defective vendor-provided leadframes or component parts.

These factors have periodically contributed to lower production yields and may continue to do so, particularly in connection with any expansion of capacity or change in processing steps. In addition, our production yields on new packaging technologies could be lower during the period necessary for us to develop the requisite expertise and experience with these processes. Any failure by us to maintain high quality standards and acceptable production yields, if significant and sustained, could result in delays in shipments, increased costs or cancellation of orders, which could have a material adverse effect on our business, financial condition and results of operations.

In order to meet customer demands for package design, assembly and test services, we may be required to add new test equipment, which can be very capital intensive and may not result in expected revenues and/or margins.

We provide our customers with package design, assembly and test services. Many of our customers seek to do business with independent assemblers who can provide a full range of assembly and test services, particularly testing of mixed-signal semiconductors which perform both analog and digital functions. In order to satisfy such customers’ demands, we may be called upon to acquire additional test equipment capacity, which could require us to increase our capital expenditures on test equipment. We may not have sufficient cash resources or available financing to increase our capital expenditures in response to our customers’ demands. Additionally, the use of mixed-signal test equipment involves complex software programming and the use of sophisticated and expensive equipment operated by a highly skilled workforce. However, customers requesting these types of test services are typically not willing to commit to the utilization of such additional capacity beyond their short-term forecasts. If these customers do not place their expected orders or we experience a general decrease in demand for our test services, we could have excess capacity and low utilization rates for our test equipment, which could increase our costs and negatively affect our expected revenues and/or margins. In addition, any failure by us to provide package design, assembly and test services could result in the loss of customers or sales of our services, which could have a material adverse effect on our business, financial condition and results of operations.

Our profitability has in past periods been affected by low capacity utilization rates, which are significantly influenced by factors outside of our control.

As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, insufficient utilization of installed capacity can negatively affect our profitability. For example, in fiscal year 2003, our capacity utilization rates ranged from averages of approximately 42% to 67% per month for our assembly operations as a result of the weak demand for our assembly and test services resulting from the prolonged downturn in the semiconductor industry. In addition, as a result of the most recent industry downturn, which occurred in late 2004, our capacity utilization rates averaged approximately 68% in fiscal year 2005. While the industry has gradually recovered in fiscal year 2006, we were unable to capture all the benefits of such recovery that we might otherwise obtain due to disruptions in our operations during our move to Dongguan, China, and our capacity utilization rates averaged approximately 70% for the nine months ended January 31, 2008. If we experience low capacity utilization in future periods, our financial condition and results of operations could be adversely affected.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future sales, adjust our production costs and efficiently allocate our capacity on a timely basis and could therefore have an adverse effect on our business and operating results.

Although our customers provide us with forecasts of their expected orders, our customers generally do not place purchase orders far in advance of the required shipping dates. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog, which makes it difficult for us to forecast our sales in future periods. Also, since our costs of sales and operating expenses have high fixed cost components, including depreciation and employee costs, we may be unable to adjust our cost structure in a timely manner to compensate for shortfalls in sales. Our current and anticipated customers may not place orders with us in accordance with our expectations or at all. As a result, it may be difficult to plan our capacity, which requires significant lead time to ramp up and cannot be altered easily. If our capacity does not match our customer demand, we will either be burdened with expensive and unutilized overcapacity or be unable to support our customers’ requirements, both of which would have an adverse effect on our business and results of operations.

We generate a significant amount of revenue from a limited number of customers. The loss of, or reduced purchases by, one or more of our larger customers may have an adverse effect on our results of operations.

For the nine months ended January 31, 2008 and 2007, our single largest customer accounted for approximately 60% and 53% of net sales, respectively. For the nine months ended January 31, 2008, our five largest customers by net sales accounted for approximately 76% of net sales and our ten largest customers by net sales accounted for approximately 84% of net sales. For the nine months ended January 31, 2007, our five largest customers by net sales accounted for approximately 68% of net sales and our ten largest customers by net sales accounted for approximately 79% of net sales. If any key customer were to significantly reduce its purchases from us, our results of operations may likely be adversely affected. In addition, there may be a trend toward increasing customer concentration.

In line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process that can take up to six months and be a significant cost to us and the customer. As a result, customers are reluctant to qualify new assembly and test service providers and it may be difficult for us to attract new major customers and/or break into new markets. In addition, if we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with an even more limited number of customers accounting for a significant portion of our net sales. Furthermore, we believe that once a semiconductor company has selected a particular assembly and test company’s services, the semiconductor company generally relies on that vendor’s packages for specific applications and, to the extent possible, subsequent generations of that vendor’s packages. Accordingly, it may be difficult to achieve significant sales from a customer once it selects another vendor’s assembly and test services.

We are vulnerable to weaknesses in the economies of Asian countries.

Most of our important suppliers of raw materials, leadframes and the semiconductor chips delivered to us for assembly and test are located in Asia. Substantially all our customers are United States or European multinational companies and nearly 100% of our invoices are billed in U.S. dollars. We estimate that approximately 74% of our net sales during the nine months ended January 31, 2008 and 2007 represented packages shipped to distribution centers and destinations within Asia (including Hong Kong). These factors raise a number of financial, operational and business risks, including:

•	exposure to regional economic and political developments;

•	changes in local intellectual property laws and commercial laws;

•	the imposition of local currency controls;

•	adverse changes in local tax law or adverse changes in customs duties and procedures;

•	availability of supplies and materials in China;

•	transportation difficulties; and

•	unfavorable changes to import/export regulations and procedures.

These factors could adversely affect both our operations and the operations of our suppliers and customers. Future economic downturns in Asia or elsewhere would likely be detrimental to our business, financial condition and results of operations.

Our ability to operate our Chinese manufacturing operations is dependent upon our working relationship with our development partner in China.

Our development partner in China, the Dongguan Changan County Changshi Development Company (“Changshi”), is an entity established by the Dongguan government to develop and manage several newly designated industrial parks in Changshi prefecture Chang An town, Dongguan City, Guangdong Province. Changshi’s performance during the construction of Phase I and Phase II of our Dongguan, China facilities and completion of the interior finish and fixtures of our Phase I facility in Dongguan, China, met or exceeded our expectations with respect to the quality and timeliness of the construction. However, Changshi may not continue to perform at these levels or at all during its assistance to us in the operation of our Dongguan, China facilities. Moreover, we could experience difficulties in our relationship with Changshi, and the decisions made by Changshi may not be consistent with our interests, which in either case could be disruptive to our operations. Changshi is the owner of the Phase I and Phase II facilities’ land-use rights and buildings, constructed our Phase I facility’s interior finish and fixtures and holds the approvals from the Chinese government necessary for us to operate our assembly and test facilities in Dongguan. A dispute with Changshi could cause Changshi to be unwilling to perform its contractual obligations as lessor for our Dongguan, China facilities. In such circumstances, Changshi could prevent us from operating the facilities, which, following transfer of all of our manufacturing operations to Dongguan, China means that we would be unable to conduct our business. Although we have the contractual right under our respective leases with Changshi to purchase the Dongguan, China facilities from Changshi at stipulated times, there can be no assurance that we will have sufficient funds or access to financing in order to purchase the facilities. Any disruption in our business due to a dispute with Changshi may have a material adverse effect on our results of operations. In addition, if Changshi were to breach one or more of its agreements with us, our agreements with Changshi provide that we must pursue any claims against it through binding arbitration in Beijing before the China International Economic and Trade Arbitration Commission. The outcome of any such arbitration would be controlled by Chinese law and could be time consuming and unfavorable to us.

Our direct labor, and certain indirect labor, workforce are composed primarily of People’s Republic of China nationals, and we expect these employees to unionize. If we encounter future labor problems, this could adversely affect our revenues and profitability.

None of our employees in Dongguan, China or our other employees are currently represented by a union. However, our workers in our Dongguan, China facilities may unionize, although we are not sure what percentage of this workforce will be affected. It is possible that the union will be subject to collective bargaining and wage agreements. These agreements could increase our labor costs in China and have an adverse impact on our operating results. In addition, once unionized, this workforce may undertake labor protests and work stoppages, which could also have an adverse impact on our operating results. We cannot assure you that any potential issues with the expected labor union or other employees will be resolved favorably for us in the future, that we will be successful in negotiating any potential wage and collective bargaining agreements, that we will not experience significant work stoppages in the future or that we will not record significant charges related to those work stoppages or our compliance with changing minimum wage labor laws and other Chinese labor laws.

Operating facilities in China can be fraught with uncertainty, including economic, political, legal, operational and financial risks, and there can be no assurances that our China facilities will bring their intended benefits to us.

Many economic, political, legal, operational and financial risks may prevent us from realizing our intended benefits in China in connection with the completion of the move of our manufacturing operations to Dongguan, China. These risks include:

•	economic, political and social uncertainties in China;

•	changes in, and the arbitrary enforcement of, labor laws, bankruptcy laws, commercial laws, currency controls, import tariffs and duties, customs regulations and taxation laws in China;

•	local infrastructure problems, such as electrical power interruptions, in an area that has only recently undergone a very rapid industrial development;

•	quality problems arising from the start up of new manufacturing processes by operators who lack experience with our sophisticated manufacturing equipment;

•	transportation difficulties that may be encountered in receiving supplies and/or in shipping finished products by land or by air;

•	an unwillingness or hesitancy on the part of customers to qualify their products in the new facilities;

•	an inability to attract and retain sufficient and qualified management and engineering talent and other experienced employees;

•	measures which may be introduced to control inflation or deflation;

•	changes in the rate or method of taxation;

•	changes in tax holidays;

•	continuing fluctuations in the value of the Chinese Renminbi currency;

•	modifications to fiscal, banking or monetary policies to reduce the rate of future growth in China; and

•	imposition of additional restrictions on currency conversion and remittances abroad.

While China’s economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy in China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by governmental control over capital investments or changes in tax regulations applicable to us.

The economy in China has been transitioning from a planned economy to a more market-oriented economy. Despite recent transitions to a market-oriented economy, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary and banking policy and providing preferential treatment for particular industries or companies.

The Chinese legal system is based on written statutes. These statutes remain largely untested and prior court decisions interpreting them may be noted for reference but have limited value as precedents. Since 1979, the Chinese government has promulgated laws and regulations dealing with economic matters such as bankruptcy, foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve significant uncertainty. In addition, as the Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may lead to additional restrictions on our business.

The Chinese government and provincial and local governments have provided, and continue to provide, various incentives to Chinese domestic companies in the semiconductor industry, which includes ASAT China, our Chinese operating subsidiary, in order to encourage development of the industry. Such incentives include tax rebates, reduced tax rates, tax holidays, favorable lending policies and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time. Any such reduction or elimination of incentives which may be provided to us could adversely affect our business and operating results.

There can be no assurances that economic, political, legal, operational and financial risks in China will not adversely affect our business.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, ASAT China, our Chinese operating subsidiary, which could restrict our ability to make payments on our 9.25% senior notes due 2011 or act in response to changing market conditions.

While ASAT Holdings is a Cayman Islands holding company, we conduct our assembly and test operations through our Chinese subsidiary. The ability of this subsidiary to pay dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under China law, a Chinese subsidiary may pay dividends only after at least 10% of its net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. The profit available for distribution from our Chinese subsidiary is determined in accordance with generally accepted accounting principles in China. This calculation may differ from the one performed in accordance with U.S. GAAP. Our Chinese subsidiary was founded in late December 2004 in connection with Phase II of the transition of our manufacturing operations from Hong Kong to Dongguan, China and has commenced operations. Moreover, its original registered capital was increased from $33 million to $53 million on March 30, 2006. As of the date of this report, we have contributed $36 million and the balance of the remaining capital contribution will be due by 2009. Capital contributions to this subsidiary may be made by a mix of cash and in-kind (e.g., equipment) contribution. The ability of this subsidiary to pay dividends will depend ultimately on the profitability of its business. As a result, we may not have sufficient distributions from our Chinese subsidiary to enable necessary profit distributions to us or any distributions to our shareholders in the future.

Under the new People’s Republic of China (“PRC”) Enterprise Income Tax Law effective January 1, 2008 (the “New EIT Law”), dividends payable to foreign investors which are “derived from sources within the PRC” is subject to income tax by way of withholding. Since we are a holding company and most of our profits are generated from our PRC subsidiary, ASAT China, dividends that we declare from such income may by deemed “derived from sources with the PRC” for purposes of the New EIT Law and therefore subject to a withholding tax. While the New EIT Law stipulates that such taxes may be exempted or reduced, since no rules or guidance concerning the new tax law have been issued yet, it is unclear under what circumstances, and to what extent, such tax would be exempted or reduced. If we are required under the New EIT Law to withhold PRC income tax on dividends payable to our non-PRC shareholders, our financial condition and results of operations may be harmed. As of the date of this report, we do not intend to distribute dividends other than dividends required under our Preferred Shares.

We conduct our operations at a single location in China. Accordingly, we are vulnerable to natural disasters, and other disruptive regional events, which could cause us to lose revenue and perhaps lose customers.

We conduct our assembly and test operations in our facilities in Dongguan, China. Significant damage or other impediments to any of these facilities, whether as a result of fire, weather, disease, civil strife, industrial strikes, breakdowns of equipment, difficulties or delays in obtaining imported spare parts and equipment, natural disasters, terrorist incidents, industrial accidents or other causes, could temporarily disrupt or even shut down our operations, which would have an adverse effect on our financial condition and operating results.

With respect to our facilities in Dongguan, China, Changshi has procured insurance covering the buildings and public liability insurance, we have procured insurance covering the contents of the buildings, public liability insurance and business interruption insurance. We cannot assure you that our insurance or the insurance procured by Changshi would be adequate to cover any direct or indirect loss or liability resulting from any of the events described above.

Any disruptions in available power supplies in Dongguan, China could disrupt our operations, reduce our sales and increase our expenses.

We have transferred all of our assembly and test operations to Dongguan, China, and they are dependent on a reliable source of electrical power. For economic and continuous manufacturing operations, we are dependent to a substantial degree on electrical power supplied by state run power generating facilities. China is now experiencing an electrical power shortfall that is expected to increase in the near term as the imbalance between capacity and demand grows. The projected power shortfall is expected to be most acute in southern China, including Dongguan, China, where our factory is located. In Dongguan, China demand for power exceeded supply during most of calendar years 2004, 2005, 2006 and 2007. Should our Dongguan, China facilities be subject to rolling blackouts or should the power shortage result in brownouts of increased severity, our operations may suffer temporary shutdowns or be otherwise inconvenienced. We believe that the potential for blackouts and brownouts that could affect our operations at the Dongguan, China facilities will be highest during warm weather conditions.

We currently have dedicated power supply lines to support our manufacturing facilities. In addition, we currently have back-up generators that support a portion of production at our Dongguan, China facilities. Phase II of our move to China also included the installation of a separate dedicated power supply line from an alternative power source, which we expect to provide independent and continuous back-up power. We expect that these dedicated power lines will not be subject to temporary or rolling blackouts, although they and our back-up generators may not provide us with adequate power during prolonged blackouts. Any interruption in our ability to continue our operations at the Dongguan, China facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue and increased expenses, any of which would substantially harm our business and results of operations.

In addition to the above, if retail electricity prices rise dramatically in Dongguan, China, we would expect our expenses to increase and our operating results to be adversely affected.

We may not be able to continue to reduce our cost structure. Even if we do, it may not reduce our operating expenses by as much as we anticipate.

Beginning in 2001, in response to a severe downturn in the semiconductor sector, we began to reduce costs. Since the end of the January 2002 quarter, we have been implementing our corporate restructuring program in order to reduce our overall cost structure and achieve profitability. We implemented cost saving measures, including reductions in material, labor, overhead and administrative costs. We continue to reduce our cost structure and have installed SAP’s enterprise resource planning solution and Camstar’s manufacturing tracking and execution system to enable us to implement improved business processes, which steps have involved implementation and integration problems that we are currently seeking to address. We have also completed the move of our assembly and test facilities from Hong Kong to lower-cost facilities in Dongguan, China. We cannot assure you that these cost saving measures will lead to profitability or that any expected net savings will occur. We may continue to incur additional expenses associated with operating our assembly and test facilities in Dongguan, China. In addition, with respect to our new information systems, including our implementation of the SAP system, there can be no assurances that we will not encounter delays, errors or cost-overruns and other adverse consequences in implementing such systems. As we upgrade our information systems, we have had and may continue to encounter difficulties in integrating such technology into our business and we may find that such new systems may not be appropriate for our business. If our new information systems prove to be inadequate or their implementation severely delayed, our business, financial condition and results of operations may be harmed.

We rely on the development and perfection of ownership interests in a substantial amount of intellectual property in our business. If we are unable to protect this intellectual property, we may lose advantages in innovation over our competitors.

We have patents, confidentiality agreements, and other arrangements intended to protect certain of our proprietary manufacturing processes and product technologies. As of January 31, 2008, we had approximately 57 issued U.S. patents. In addition, in May 2005, we entered into a multi-year cross-licensing agreement with LSI Logic Corporation (“LSI”) under which LSI will provide us with a license to use its “Flip Chip” semiconductor package assembly technology. During the April 2005 quarter, we entered into a multi-year cross licensing agreement with Amkor under which we will provide Amkor with a license for our TAPP™ semiconductor package technology and Amkor will provide us with a license for its Flip Chip semiconductor package technology. During the October 2003 quarter, we also entered into a “quad flat pack no lead” chipscale package, or QFN, patent cross-license agreement with Amkor. These arrangements and any future measures we take might not adequately cover or protect our intellectual property. We may also fail to maintain, grow or invest in research and development to strengthen our intellectual property. In particular, our competitors may be able to develop similar or superior products or manufacturing technologies, and many of these competitors invest greater amounts of capital towards such development efforts than we do. As a result, our patent portfolio may not have the breadth or depth of that of some of our competitors. Also, we cannot assure you that the Asian countries in which we manufacture and market our products will protect our intellectual property rights to the same extent as does the United States. In particular, the intellectual property laws of China, where we have moved our assembly and test facilities, do not protect our intellectual property rights to the same extent as does the United States. This could leave us vulnerable to willful patent infringement or to the theft of trade secret information. In addition, even if we have valid protections in place, we may not have sufficient financial and legal resources to protect or enforce our rights. Furthermore, because many of our products and technologies are not covered by any patents or pending patent applications, they are susceptible to independent duplication and/or reverse engineering by competitors.

We are vulnerable to intellectual property infringement claims by third parties and may need to enforce our intellectual property rights against third parties.

The semiconductor industry is characterized by frequent claims regarding patent infringement. From time to time, third parties may claim that we are infringing on their intellectual property rights. Such claims could have a serious adverse effect on our business and financial condition.

If a third party were to bring a valid legal claim against us for patent infringement, we could be required to:

•	discontinue the use of any of our processes considered infringing;

•	cease the manufacture, use, import and sale of infringing products;

•	pay substantial royalties and/or damages;

•	develop non-infringing technologies; or

•	acquire licenses to the technology that we had allegedly infringed.

We may seek licenses from such parties, but they could either refuse to grant us a license or demand commercially unreasonable terms. We might not have sufficient resources both to pay for licenses and to remain competitive. Such infringement claims could also cause us to incur substantial liabilities and to have to suspend or permanently cease the use of critical technologies or processes for the production and/or sale of major products. For instance, we settled a patent litigation case with Motorola, Inc., or Motorola, and Freescale Semiconductor, Inc., or Freescale, in connection with their claim of a breach under a patent cross-license agreement in July 2005.

We may also need to enforce our patents and other intellectual property rights against infringement by third parties. If we were called to defend against a claim of patent infringement, or were we compelled to litigate to assert our intellectual property rights, we could incur substantial legal and court costs and be required to consume substantial management time and engineering resources in the process.

We could be adversely affected by an adverse outcome in legal proceedings to which we are, or in the future may become, subject.

On December 8, 2006, ASAT Limited, one of our subsidiaries, received an additional tax assessment from the Hong Kong Inland Revenue Department (“HKIRD”) with respect to the deductibility of certain expenses for Hong Kong profits tax purposes for fiscal year 2000/2001. Queries were raised by the HKIRD concerning the deductibility of interest expenses related to certain borrowings of ASAT Limited for profits tax purposes and whether the related borrowings were used towards revenue-generating activities, which allow the consequential interest expenses to be deductible for tax purposes. The assessment requires us to pay HK$18.8 million (approximately $2.4 million) by January 12, 2007. On December 29, 2006, we filed an objection to the HKIRD for the full amount. On January 30, 2007, the HKIRD had offered us an unconditional holdover, i.e., an agreement to defer payment, of 50% of the total tax in dispute (approximately HK$9.4 million or $1.2 million) until the final tax position is determined. Although the case is not yet concluded and we are still required to provide further evidence to the HKIRD showing that the borrowings were used towards revenue-generating activities, the HKIRD has requested us to make prepayment for the remaining 50% of the total tax in dispute. On January 31, 2007, we filed a proposal to the HKIRD for installment payments for the remaining HK$9.4 million (approximately $1.2 million) tax in dispute and the proposal was accepted on March 27, 2007. If the HKIRD accepts the evidence provided and reverses its assessment, all prepayments made will be refunded to us. Our final tax liability, if any, will depend upon the quality of evidence provided and we are still in the process of gathering information. As of January 31, 2008, we recorded a provision of $1.2 million for the amount of tax in dispute.

On April 10, 2008, ASAT China received a notice from the People’s Intermediate Court of the City of Dongguan, Guangdong, China concerning a lawsuit raised by Wellmean alleging that ASAT China breached its contract with Wellmean by failing to pay the remaining balance of the renovation fees of RMB7.7 million (or approximately $1.1 million) in connection with the construction of our Phase II manufacturing facility in Dongguan, China. ASAT China disputes Wellmean has not fully performed its obligations under the contract and accordingly, has not settled the remaining balance of the renovation fee of RMB 7.7 million. ASAT China intends to vigorously defend against Wellmean’s claims. Pursuant to PRC law, both ASAT and Wellmean need to provide a security deposit for this lawsuit. Therefore, on May 22, 2008, ASAT China has set aside over RMB 7.7 million (or approximately $1.1 million) in a segregated Chinese bank account that is controlled by the People’s Intermediate Court of the City of Dongguan, Guangdong, China as security deposit pending the final resolution of this lawsuit. Given the preliminary stage of the lawsuit and the inherent uncertainties of litigation, we are unable to predict the ultimate duration of the lawsuit or the eventual outcome or costs of defending such claims.

In addition, we have in the past and may in the future become involved in various intellectual property, product liability, commercial, environmental, and tax litigations and claims, government investigations and other legal proceedings that arise from time to time in the ordinary course of our business. Litigation is inherently unpredictable, and we could in the future have a judgment rendered against us or enter into settlement of claims that could have a material adverse effect on our results of operations. In addition, if we receive a final unsatisfied judgment in any litigation not covered by insurance in excess of $10 million that is not cured within 60 days following such judgment, there will be an event of default under the Indenture governing our 9.25% senior notes due 2011 and our purchase money loan agreement. Upon an event of default, either the trustee or the holders of at least 25% of the outstanding principal amount of the notes may declare the amounts payable on the notes due and payable. In the event that our obligations on the notes are accelerated at a time when we do not have sufficient funds to repay the amount due on the notes, there will be a payment default on the notes and our financial results will be materially adversely affected. Similarly, if our obligations under the purchase money loan agreement are accelerated when we do not have sufficient funds to repay the amounts due, a cross-default could arise under the Indenture and our business financial results and operations would be materially adversely affected.

The loss of key senior management and engineers could negatively impact our business prospects. In addition, our inability to attract and retain key personnel at all levels would limit our ability to develop new and enhanced assembly and test services.

We depend on our ability to attract and retain senior management, highly skilled technical, managerial, sales and marketing personnel. Competition for senior management, highly skilled technical, managerial, sales and marketing personnel is intense, particularly in Hong Kong and Southern China, and the retention of skilled engineering personnel in our industry typically requires competitive compensation packages. In attracting and retaining such personnel and other personnel at all levels, we may be required to incur significantly increased compensation costs. We cannot predict whether we will be successful in attracting and retaining the personnel we need to successfully develop and market new and enhanced assembly and test services in order to grow our business and achieve profitability.

On September 1, 2006 our former Chief Executive Officer resigned for personal reasons. Our current Acting Chief Executive Officer assumed his position for the interim period during which we are actively searching for a permanent Chief Executive Officer. Our current Acting Chief Executive Officer is a member of our board of directors and is affiliated with one of our principal shareholder groups, QPL. On July 17, 2007, our former Acting Chief Financial Officer resigned, and on July 18, 2007 our permanent Chief Financial Officer assumed his position. Our former Acting Chief Financial Officer is and continues to be a member of our board of directors and is affiliated with one of our principal shareholder groups, the investor group. Our current Chief Financial Officer is the brother of our former Acting Chief Financial Officer. Although we are currently in the process of searching for permanent replacement, we cannot assure you that we will be successful in attracting and retaining a permanent Chief Executive Officer in the near future or that our current Acting Chief Executive Officer will continue to serve ASAT until a permanent hire is made.

In connection with our ongoing corporate restructuring to improve efficiency, various senior management, officers, managers, engineers and other personnel in various departments have left our company. Their responsibilities are currently being assumed by other personnel within the company or replaced with new hires. We cannot assure you that we will be successful in attracting and retaining sufficient and capable personnel at all levels and functions in our company to meet our human resources needs.

The loss of key suppliers or their failure to deliver sufficient quantities of materials on a timely basis could negatively impact our business prospects. Our inability to qualify second sources for certain suppliers could limit our production capabilities.

The principal materials used in our assembly process are polymer substrates, leadframes, gold wire and plastic molding compounds. In the ordinary course of business, we purchase most of our leadframes from QPL and its affiliates, our largest affiliated shareholder group, and our substrates from several suppliers in Taiwan, Japan and Korea. To maintain competitive packaging operations, we must obtain from these suppliers, in a timely manner, sufficient quantities of acceptable quality materials and equipment at competitive prices. We purchase all of our materials on a purchase order basis and have no long-term contracts with any suppliers, other than the inventory management and supply agreement we entered into with QPL Limited, or QPLL, and Talent Focus Industries Limited, or Talent Focus, on October 27, 2005. From time to time, particularly during industry upturns, vendors have extended lead times or limited the supply of required materials to us because of vendor capacity constraints and, consequently, we have experienced difficulty in obtaining acceptable materials on a timely basis. In addition, particularly during industry upturns, prices that we pay for materials may increase due to increased industry demand. This increase could negatively impact our operating results especially if we are unable to pass this cost on to our customers. In addition, increasing commodity prices have negatively impacted our supply purchases because our vendors have passed on the price increases to us. Further, if any of our vendors were to cease operations for any reason, we may experience difficulty in obtaining acceptable materials from alternative vendors on a timely, cost effective basis. For example, in the April 2004 quarter, an upstream vendor to one of our key suppliers announced the discontinuance of the production of metalized tape of a certain composition. This discontinuance forced our suppliers to send “end of life” notices to almost a dozen of its customers, several of whom were highly dependent on products assembled with the discontinued material.

Environmental, health and safety laws could impose material liability on us and our financial condition may be negatively affected if we are required to incur significant costs of compliance.

Our operations in China are required to comply with various Chinese environmental laws and regulations administered by the central and local government environmental protection bureaus, including any environmental rules introduced by the local Chinese governments in Dongguan, China. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances and impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow.

We do not anticipate making material environmental capital expenditures in connection with our current operations in our Dongguan, China facilities. However, we cannot predict whether future environmental, health and safety laws in China will require additional capital expenditures or impose other process requirements upon us, curtail our operations, or restrict our ability to expand our operations. We could be subject to material liabilities if the governments in China adopt new environmental, health and safety laws, we fail to comply with new or existing laws, or other issues relating to hazardous substances arise.

The implementation of new environmental regulatory legal requirements, such as lead free initiatives, could, and do, impact our product designs and manufacturing processes. The impact of such regulations on our product designs and manufacturing processes could, and do, affect the timing of compliant product introductions, the cost of our products as well as their commercial success. For example, a directive in the European Union banned the use of lead and other heavy metals in electrical and electronics equipment beginning July 1, 2006. As a result, our customers selling products in Europe began demanding products from component manufacturers, such as us, that do not contain these banned substances. Because most of our existing assembly processes utilize a tin-lead alloy as a soldering material in the manufacturing process, we changed some of our assembly processes and materials for specified products and we redesigned some of our assembly processes and products to use soldering that does not contain lead in response to this legislation. The redesign has required increased research and development costs and manufacturing and quality control costs. In addition, the products we assemble to comply with the new regulatory standards may not meet the same reliability levels as our products assembled with non-compliant materials and processes. If we are unable to successfully and timely redesign existing products and introduce new products that meet the standards set by environmental regulation and our customers, sales of our products could decline, which could materially adversely affect our business, financial condition and results of operations.

Some of our costs are denominated in foreign currencies and the continued depreciation of the U.S. dollar against such foreign currencies, including the Chinese Renminbi, could increase these costs.

While substantially all of our revenues are U.S. dollar denominated, a portion of our costs are denominated in other currencies, primarily Chinese Renminbi, Hong Kong dollars and, to a lesser extent, Japanese yen. The Hong Kong dollar historically has accounted for the largest share of our costs, but we are now increasingly exposed to the Chinese Renminbi. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the range varying between HK$7.75 per U.S. dollar and HK$7.85 per U.S. dollar since 2005, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the trading band at HK$7.75 to HK$7.85 per U.S. dollar at any time. The depreciation of the U.S. dollar against the Hong Kong dollar would generally increase our Hong Kong dollar expenses, which could have an adverse effect on our financial condition and results of operations.

Additionally, our exposure to fluctuations in the value of the Chinese Renminbi has significantly increased due to the completed move of our manufacturing facilities to Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a narrow band that would float against a basket of foreign currencies. However, the Chinese government may decide to change or abandon this policy at its sole discretion at any time in the future. As of April 30, 2008, the exchange rate was RMB6.99 to $1.00 as compared to RMB7.69 to $1.00 as of April 30, 2007. This appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our Dongguan, China operations.

We may experience seasonality in the sales of our products, which could cause our operating results to be adversely impacted.

We may experience a decline in business activity during the Lunar New Year and China’s National Day, which are major holidays celebrated in China. Many businesses within China are closed for a period of approximately 10 days around the Lunar New Year, which occurs in January or February of each year, and China’s National Day, which begins on October 1 of each year. This could lead to decreased sales during the fiscal quarters in which the Lunar New Year and China’s National Day fall. We expect that as we conduct our business in China, we will experience seasonality, although it is difficult for us to evaluate the degree to which seasonality may affect our business in future periods. In addition, we typically experience a slight decline in business activity in the period from the middle of our first fiscal quarter through the beginning of our second fiscal quarter of each year (approximately June through August).

We have in the past been, and may in the future be, in default or otherwise out of compliance with the covenants and conditions in the agreements governing our debt.

As we continue to face commercial business challenges, we have occasionally been in default or otherwise been out of compliance with the covenants and conditions in the agreements governing our debt. Such defaults have been cured or otherwise remedied by obtaining amendments or waivers from our creditors. However, we cannot assure you that we will not have additional defaults in the future, or that we will be able to obtain any necessary amendments or waivers to cure additional defaults in a timely manner or at all. The occurrence of a default or the failure to obtain any necessary amendment or waiver could have a material adverse effect on our business, financial condition and results of operations. In addition, these difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and cause us to seek to undertake a restructuring of our obligations with our creditors, and we cannot give assurances that we would be able to accomplish a restructuring on commercially reasonable terms, if at all.

On August 1, 2007, we did not pay the regularly scheduled interest payment of approximately $7.0 million on our 9.25% senior notes due 2011. We subsequently paid such interest payment, including accumulated penalty interest, on August 28, 2007 which is within the 30-day grace period permitted under the Indenture governing our 9.25% senior notes due 2011.

We issued Series A Preferred Shares and warrants in connection with the preferred shares financing arrangement, warrants in connection with the purchase money loan facility with our two principal shareholder groups, warrants in connection with amending the purchase money loan facility and warrants in connection with the recently approved amendments to the Indenture governing our 9.25% senior notes due 2011, which can have a significant dilutive effect upon our shareholders.

In July 2005, we entered into a settlement agreement with Freescale, the former semiconductor products division of Motorola with whom we had an intellectual property infringement dispute. In connection with the settlement agreement, we issued to Freescale a five-year warrant to purchase 10,937,500 of our ordinary shares, which is the equivalent of 729,167 ADSs, at an exercise price of $0.16 per share (equivalent to $2.40 per ADS). See “Item 4—Information on the Company—Business Overview—Legal Proceedings” in our annual report on Form 20-F for the fiscal year ended April 30, 2007 for further details.

As described in “Item 5—Operating and Financial Review and Prospects—Capital Expenditures and Material Financing Arrangements” in our annual report on Form 20-F for the fiscal year ended April 30, 2007, in October 2005, we completed our preferred shares financing arrangement and satisfied the conditions for the effectiveness of our purchase money loan facility with our two principal shareholder groups. We issued warrants in connection with the preferred shares commitment to two of our principal shareholder groups and to a member of the JPMP shareholder group in connection with the purchase money loan facility, and subsequently issued additional warrants in connection with the borrowing of the first tranche of funding under the purchase money loan facility to the lenders that funded the first tranche of loans. The holders can convert their Series A Preferred Shares into ordinary shares at any time prior to their maturity. The initial conversion price of the Series A Preferred Shares was $0.09 per ordinary share (equivalent to $1.35 per ADS), but was reset on October 31, 2006 to $0.065 per ordinary share (equivalent to $0.975 per ADS). The conversion price is subject to adjustment under anti-dilution provisions, including weighted average based anti-dilution protection in the event of issuance of certain equity securities, and shall be proportionally adjusted for share splits, dividends, recombinations and similar events. The warrants are exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS), subject to adjustment for stock splits and certain other situations specified in the warrants. We have also issued additional Series A Preferred Shares and warrants in connection with our rights offering.

On August 23, 2007, we agreed to issue warrants for ordinary shares in connection with the amendment to our purchase money loan agreement, which was required as a condition to closing the solicitation of consents to amend our Indenture governing our 9.25% senior notes due 2011, as described below. On October 1, 2007, these warrants were issued to the lenders under the purchase money loan agreement, subject to certain conditions specified therein. These warrants would, in the aggregate, be exercisable for a total of approximately 4.6% of ASAT Holding’s total outstanding ordinary shares on a fully diluted basis (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which ASAT Holdings will grant to the eligible holders of our 9.25% senior notes due 2011). The warrants will have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. These warrants and the ordinary shares into which they will be exercisable are not registered under the Securities Act of 1933, or any state securities laws, and will be issued in a private transaction under Regulation D and/or in an offshore transaction under Regulation S. Unless the warrants and ordinary shares are registered in the future, they may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

On August 27, 2007, we agreed to issue warrants for ordinary shares in connection with the amendment of the Indenture governing our 9.25% senior notes due 2011. On October 1, 2007, these warrants were issued to eligible holders of our 9.25% senior notes due 2011 who consented to our solicitation of consents ending August 23, 2007 to amend the Indenture governing our 9.25% senior notes due 2011, subject to certain conditions specified therein. These warrants would, in the aggregate, be exercisable for a total of approximately 4.6% of ASAT Holding’s total outstanding ordinary shares on a fully diluted basis (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which ASAT Holdings will grant to the lenders under its purchase money loan agreement). The warrants will have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. These warrants and the ordinary shares into which they will be exercisable are not registered under the Securities Act of 1933, or any state securities laws, and will be issued in a private transaction under Regulation D and/or in an offshore transaction under Regulation S. Unless the warrants and ordinary shares are registered in the future, they may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

If holders convert the Series A Preferred Shares or exercise any of the foregoing warrants, we will issue additional ordinary shares, and such issuances will be dilutive to our holders of ordinary shares and ADSs.

In addition, we have the option to pay the semiannual dividend due on our outstanding Series A Preferred Shares in our ordinary shares, and we have done so for each dividend payment date thus for. On September 15, 2006, we paid the dividend by issuing 36.73 ordinary shares per Series A Preferred Share and 11,020,338 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly owned subsidiary of QPL, and issuing 9.97 ordinary shares per Series A Preferred Share and 97,706 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. On March 15, 2007, we paid the dividend by issuing 26.74 ordinary shares per Series A Preferred Share and 8,021,906 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and by issuing 26.74 ordinary shares per Series A Preferred Share and 262,025 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. On September 15, 2007, we paid the dividend by issuing 84.84 ordinary shares per Series A Preferred Share and 25,452,045 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 84.84 ordinary shares per Series A Preferred Share and 825,876 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. Future dividend payments on the Series A Preferred Shares in such shares or our ordinary shares will be dilutive to holders of ordinary shares or ADSs. In addition, if such shareholders sell substantial amounts of their ADSs in the public market during a short period of time, prices of these securities may decline significantly. On March 15, 2008, we paid the dividend by issuing 91.10 ordinary shares per Series A Preferred Share and 27,329,665 ordinary shares in the aggregate to members of the investor group and Everwarm Limited and 835,269 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares.

If we receive other than an unqualified opinion on the adequacy of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 or identify other issues in our internal controls, or if we are unable to deliver accurate and timely financial information, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the market price of our ADSs.

Section 404 of the Sarbanes-Oxley Act of 2002 requires a public company to include a report of management on the company’s internal control over financial reporting in their annual reports on Form 20-F that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. Because we qualify as a non-accelerated filer under SEC rules and regulations, such report of management will not be required until the end of our fiscal year ended April 30, 2008. In May 2007, the Public Company Accounting Oversight Board, or PCAOB, approved Auditing Standard No. 5 “An Audit of Internal Control Over Financial Reporting That is Integrated with an Audit of Financial Statements,” or Auditing Standard No. 5, which supersedes PCAOB Auditing Standard No. 2 “An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements.” In the same month, the SEC approved the issuance of interpretive guidance regarding management’s evaluation and assessment of internal control over financial reporting. Under Auditing Standard No. 5, auditors are only required to provide one opinion on the effectiveness on internal controls (i.e., eliminating the requirement for an auditor’s opinion on management assessment). We are currently implementing a number of measures intended to meet the foregoing objectives with respect to internal controls, delivery of financial information, and compliance with Section 404, and we will need to make significant improvements in our internal controls on an ongoing basis to accomplish these objectives.

We have had major changes in our financial management, including the resignation of a former Chief Financial Officer in June 2006, former Chief Executive Officer and Acting Chief Financial Officer on September 1, 2006 and former Acting Chief Financial Officer on June 17, 2007. Although we have appointed our permanent Chief Financial Officer on June 18, 2007, we cannot assure you that we will be able to retain him. Although we are currently in the process of searching for a permanent Chief Executive Officer, we cannot assure you that we will be able to attract and retain a permanent Chief Executive Officer and this may impact our ongoing efforts to attain compliance with the Section 404 requirements. Significant resources have been, and may continue to be, required to implement and maintain effective controls and procedures in order to remedy control deficiencies. For example, we have hired, and may need to continue to hire, additional employees and outside consultants with accounting and financial reporting expertise and may need to provide further training for our existing employees. If additional personnel are needed, we cannot assure you that we will be able to recruit qualified personnel in a timely and cost-efficient manner to meet our requirements.

We are in the process of conducting a comprehensive review of our financial and accounting systems and our internal controls and procedures. We cannot assure you that our ongoing review will not identify additional control deficiencies or that we will be able to implement improvements to our internal controls in a timely manner. If any identified control deficiencies are not remedied or were to reoccur, if we fail to implement improvements in our internal controls in a timely manner, or if we fail to otherwise attain compliance with the Section 404 requirements, our ability to assure timely and accurate financial reporting may be adversely affected. In addition, as a result of these reviews or otherwise, we cannot assure you that we will not need to make adjustments to any current period operating results or to operating results that have been previously publicly announced or otherwise experience an adverse affect on our operating results, financial condition or business. Moreover, if our independent auditors interpret the Section 404 requirements and the related rules and regulations differently from us or if our independent auditors are not satisfied with our internal controls over financial reporting or with the level at which it is documented, tested or monitored, they may issue a qualified opinion. Any of the foregoing could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our ADSs to decline.

Outbreaks of epidemics and communicable diseases in Hong Kong, China and other parts of Asia may disrupt our business operations, causing us to lose customers and revenue.

In early calendar year 2003, China, Hong Kong and certain other countries, largely in Asia, experienced the spread of the Severe Acute Respiratory Syndrome, or SARS, virus. The SARS virus was believed to have first originated in Southern China and then spread to Hong Kong before becoming an international health concern. The World Health Organization and several countries issued travel warnings against international travel to Hong Kong, China and several other Asian nations during the period of the alert. This severely curtailed customer visits to our facilities. In addition, we have been unable to obtain insurance coverage at commercially reasonable rates for business interruptions resulting from the spread of communicable diseases. In that regard, there can be no assurance that the SARS virus and/or a different or even more virulent virus will not make reappearance in the future. If such an outbreak were to occur in Hong Kong and China, and if the outbreak were to be prolonged, uncontrolled and/or associated with high mortality, our operations could be severely impacted, such as through plant closures and the imposition of other emergency measures, any of which would have material adverse effect on our financial condition and results of operations. Furthermore, any outbreak in any of our premises or manufacturing plants could result in our management and employees being quarantined and our operations being required to be suspended.

U.S. investors in the Company could suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company

Based in part on the Company’s projections and estimates of the composition, nature and value of the Company’s assets, and the sources and nature of the Company’s income, the Company does not expect to be classified as a passive foreign investment company (“PFIC”) for US federal income tax purposes for the current taxable year or in the foreseeable future. However, the determination of whether the Company is a PFIC is made on an annual basis and will depend on the composition and nature of the Company’s income and the composition, nature and value of the Company’s assets from time to time. A non-US corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Since the market value of the Company’s assets may be determined in large part by the market price of the Ordinary Shares, which is likely to fluctuate and the composition of the Company’s income and assets will be affected by how, and how quickly, the Company spends any cash that is raised in any financing transaction, the Company may be a PFIC for any taxable year. If the Company is treated as a PFIC for any taxable year, such characterization could result in adverse US tax consequences to a US investor. For example, if the Company is a PFIC, a US investor will become subject to increased tax liabilities under US tax laws and regulations upon a disposition of the ADSs or ordinary shares or upon the receipt of certain distributions and will be subject to increased reporting requirements.

Certain U.S. investors in our company could suffer adverse tax consequences if we are characterized as a controlled foreign corporation for U.S. federal income tax purposes.

Generally, we will be a controlled foreign corporation (“CFC”) if more than 50% of the total combined voting power of all classes of our shares or the total value of our shares is owned, actually or constructively, by U.S. 10% Shareholders. A “U.S. 10% Shareholder” is a citizen or resident of the United States, a domestic partnership, a domestic corporation, or a estate or trust other than a foreign estate or trust which owns, actually or constructively, 10% or more of the total combined voting power of all classes of our shares. If we are a CFC and you are a U.S. 10% Shareholder with respect to us, your investment could be materially adversely affected because you must include in your gross income for U.S. tax purposes your pro rata share of our “Subpart F income” and our earnings invested in U.S. property, regardless of whether we actually distribute such amounts. In addition, if you are or were a U.S. 10% Shareholder at any time during the five-year period ending with a sale or other taxable disposition of our common shares by you, gain from such disposition will be treated as ordinary income to the extent of our earnings and profits. If we are both a PFIC and a CFC, special rules may apply.

We do not believe that we currently are a CFC. However, the principles for applying the tests described above are not entirely clear and this determination is based on factors beyond our control, such as the identity of our shareholders, and in the case of our shareholders treated as pass-through entitles for U.S. federal income tax purposes, the identity of the owners of such entities. Accordingly, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or Chinese courts would be competent to hear original actions brought in the Cayman Islands or China against us or such persons predicated upon the securities laws of the United States or any state.

PART II OTHER INFORMATION

Item 1. Legal Proceedings

On April 10, 2008, ASAT China received a notice from the People’s Intermediate Court of the City of Dongguan, Guangdong, China concerning a lawsuit raised by Wellmean alleging that ASAT China breached its contract with Wellmean by failing to pay the remaining balance of the renovation fees of RMB7.7 million (or approximately $1.1 million) in connection with the construction of the Company’s Phase II manufacturing facility in Dongguan, China.

ASAT China disputes Wellmean has not fully performed its obligations under the contract and accordingly, has not settled the remaining balance of the renovation fee of RMB7.7 million. ASAT China intends to vigorously defend against Wellmean’s claims. Pursuant to PRC law, both ASAT and Wellmean need to provide a security deposit for this lawsuit. Therefore, on May 22, 2008, ASAT China has set aside over RMB 7.7 million (or approximately $1.1 million) in a segregated Chinese bank account that is controlled by the People’s Intermediate Court of the City of Dongguan, Guangdong, China as security deposit pending the final resolution of this lawsuit. Given the preliminary stage of the lawsuit and the inherent uncertainties of litigation, the Company’s management is unable to predict the ultimate duration of the lawsuit or the eventual outcome or costs of defending such claims.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: May 30, 2008	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer